

ARK RESTAURANTS CORP.

2023 ANNUAL REPORT

The Company

Overview

We are a New York corporation formed in 1983. As of the fiscal year ended September 30, 2023, we owned and operated 17 restaurants and bars, 16 fast food concepts and catering operations through our subsidiaries. Four of our restaurant and bar facilities are located in New York City; one is located in Washington, D.C.; five are located in Las Vegas, Nevada; one is located in Atlantic City, New Jersey; four are located on the east coast of Florida and two are located on the Gulf Coast of Alabama.

Our restaurants are typically larger, destination properties intended to benefit from high patron traffic attributable to the uniqueness of the location and catered events. All of our expansion in recent years has been through acquisitions as follows: The Rustic Inn in Dania Beach, Florida (2014); Shuckers in Jensen Beach, Florida (2016); two Original Oyster Houses, one in Gulf Shores, Alabama and one in Spanish Fort, Alabama (2017); JB's on the Beach in Deerfield Beach, Florida (2019); and Blue Moon Fish Company (2021) in Lauderdale-by-the-Sea, Florida.

The names and themes of each of our restaurants are different except for our two Broadway Burger Bar and Grill restaurants and two Original Oyster House restaurants. The menus in our restaurants are extensive, offering a wide variety of high-quality foods at generally moderate prices. The atmosphere at many of the restaurants is lively and extremely casual. Most of the restaurants have separate bar areas, are open seven days a week and most serve lunch as well as dinner. A majority of our net sales are derived from dinner as opposed to lunch service.

While decor differs from restaurant to restaurant, interiors are marked by distinctive architectural and design elements which often incorporate dramatic interior open spaces and extensive glass exteriors. The wall treatments, lighting and decorations are typically vivid, unusual and, in some cases, highly theatrical.

We will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2023, including financial statements, exhibits and schedules thereto, to each of our shareholders of record on January 16, 2024 and each beneficial holder on that date, upon receipt of a written request therefore mailed to our offices, 85 Fifth Avenue, New York, NY 10003 Attention: Secretary.

February 2, 2024

Shareholders, Employees and Friends of our Company,

To our shareholders,

Headwinds, mostly derived from the economy but some self-imposed, impacted this year's performance. Adjusted EBITDA, our best measure of performance, was down from $13,987,000 to $9,266,000 after excluding a non-cash goodwill impairment charge of $10,000,000 in the current year as explained in note 7 to the financial statements and other items as set out in our earnings release. We experienced a lessoning of demand for our full-service products in Washington D.C. and Florida. Obviously, the increased cost of running a household refocuses customers on their choices for shrinking disposable dollars. Our business in New York held up nicely as did the two operations we have in Alabama. In New York, strong demand for social and corporate events bolstered revenue and in Alabama, we had elasticity in pricing that maintained revenue despite fewer head counts. I will get to Las Vegas shortly.

Our concerns go beyond present economic circumstances. Post-pandemic created two very different pressures on the restaurant industry. Supply chain disruptions and shortages of product caused the cost of goods to increase sharply and shortages in the labor force demanded restaurants pay more to compete for labor. In general, food service businesses raised prices to maintain margins as best they could. We were hesitant to raise prices as a knee jerk to inflation in commodities. We believe this was the correct analysis as commodity pressure is easing as I write this, and I believe it will continue to do so. However, labor costs will not ease and new minimum wage and labor legislation in some venues is nothing less than abhorrent to the economics of the restaurant industry. We made modest menu price adjustments to account for these increases in labor, modest as there is always in my mind a question as to when customers reject new pricing initiatives. Our hesitancy challenged margins which we have accepted in the service of retaining customer confidence in our value proposition. To expand pricing and margins, we need to see a resurgence of demand.

The demand supply ratio in Vegas is dramatically improving with the addition of new attractions and professional sports. Our comparative revenue for operations open for the entire year improved. However, because of the requirements of our renewed leases with MGM, we closed Gallaghers for twelve weeks for refurbishment, which NEGATIVELY IMPACTED EBITDA by approximately $1.4 MILLION. We believe that this new presentation of Gallaghers and recent changes we made to the management structure at our Vegas properties will provide a better customer experience, support menu pricing and improve cash flow.

Our balance Sheet remains strong. This will serve us well as we look to expand cash flow largely through acquisitions. Again, we would like to thank all Ark employees and our shareholders for their shared confidence in their company.

Thank you again for your support whether a shareholder, employee or friend.

Sincerely,

Michael Weinstein

ARK RESTAURANTS CORP.

Corporate Office

Michael Weinstein, Chairman and Chief Executive Officer
Anthony J. Sirica, President, Chief Financial Officer and Treasurer
Vincent Pascal, Senior Vice President and Chief Operating Officer
Walter Rauscher, Vice President – Corporate Sales & Catering
Jennifer Jordan, Vice President – Operations
Samuel Weinstein, Vice President – Operations
Nancy Alvarez, Corporate Controller
Teresita Mendoza, Director of Finance and Administration – Las Vegas Operations
Linda Clous, Director of Facilities Management
Esther Kim, Director, Food and Beverage – Las Vegas Operations
Guisela Nunez, Director of Human Resources
Veronica Mijelshon, Director of Architecture and Design
John Oldweiler, Director of Purchasing
Evyette Ortiz, Director of Marketing
Christopher Love, Secretary
Blair Roy, Director of Maintenance – Las Vegas Operations

Executive Chefs

Mark Purdy, Las Vegas, NV
Brandon Greenwood, Assistant Executive Chef, Las Vegas, NV
Vico Ortega, New York, NY

Restaurant General Manager – New York

Ana Harris, Robert
Bridgeen Rice, El Rio Grande
Donna Simms, Bryant Park Grill

Restaurant General Managers – Washington, D.C.

Annie Chen, Sequoia

Restaurant General Manager – Atlantic City, NJ

Jason Kowerski, Broadway Burger Bar

Restaurant General Manager – Meadowlands, NJ

Raul Perez, Victory Sports Bar & Club

Restaurant General Managers – Las Vegas

Roberto Aguiar, Yolos Mexican Grill
Kelly Kraft, Director of Sales and Catering
Edwin Villatoro, Gonzalez y Gonzalez
Bret Frabbiele, Gallagher's Steakhouse

Kelly Rosas, America
Johnny Flores, Village Streets
Judith Homes, Broady Burger Bar

Restaurant General Managers – Florida

Michael Diascro, Rustic Inn
Edgar Gonzalez-Pratt, Hollywood Food Court
Darvin Pratts, Tampa Food Court
Robert Rae, Shuckers
CJ Nickoson, JB's on the Beach and Blue Moon Fish Co.

Restaurant General Managers – Alabama

Jim Harrison, Original Oyster House – Spanish Fort
James Nail, Original Oyster House – Gulf Shores

Restaurant Chefs – New York

Armando Cortes, Robert
Fermin Ramirez, El Rio Grande
Gadi Weinreich, Bryant Park Grill

Restaurant Chefs – Washington, D.C.

Fanor Baldarrama, Sequoia

Restaurant Chefs – Las Vegas

Ginger St. Clair, Gallagher's Steakhouse
Dalton Reeves, Broadway Burger Bar
Omrai Capers, America
Marvin Mendoza, Yolos Mexican Grill
Pedro Gonzalez, Gonzalez y Gonzalez

Restaurant Chefs – Florida

Tomas Monroy, Hollywood Food Court
Ralph Formisano, Shuckers
Jason Lemon, Rustic Inn – Dania Beach, FL
Nolberto Vernal, Tampa Food Court
Michael Lynch, JB's on the Beach
Jason Ingassia, Blue Moon Fish Co.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statement Regarding Forward-Looking Disclosure

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included in this annual report. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to, those discussed elsewhere in this annual report. Please see the discussion of forward-looking statements at the beginning of this annual report under "Special Note Regarding Forward-Looking Statements".

COVID-19 Pandemic

Recent global events, including the COVID-19 pandemic ("COVID-19"), have adversely affected global economies, disrupted global supply chains and labor force participation and created significant volatility and disruption of financial markets. As a result, we experienced significant and variable disruptions to our business as federal, state and local restrictions were mandated, among other remedial measures, to mitigate the spread of the COVID-19 virus. While restrictions on the type of permitted operating model and occupancy capacity may continue to change, during fiscal 2022, all of our restaurants operated with no restrictions, other than in New York City where customers were required to show proof of vaccination through November 1, 2022.

In addition to the associated impacts of COVID-19, our operating results have been impacted by geopolitical and other macroeconomic factors, leading to increased commodity and wage inflation and other increased costs. The ongoing effects of COVID-19 and its variants, along with other geopolitical and macroeconomic events, could lead to further government mandates, including but not limited to capacity restrictions, shifts in consumer behavior, wage inflation, staffing challenges, product and service cost inflation and disruptions in our supply chain. If these factors significantly impact our cash flow in the future, we may again implement mitigation actions such as suspending dividends, increasing borrowings or modifying our operating strategies. Some of these measures may have an adverse impact on our business, including possible impairments of assets.

Overview

As of September 30, 2023, the Company owned and operated 17 restaurants and bars, 16 fast food concepts and catering operations, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customer and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance.

Accounting Period

Our fiscal year ends on the Saturday nearest September 30. We report fiscal years under a 52/53-week format. This reporting method is used by many companies in the hospitality industry and is meant to improve year-to-year comparisons of operating results. Under this method, certain years will contain 53 weeks. The fiscal years ended September 30, 2023 and October 1, 2022 both included 52 weeks.

Seasonality

The Company has substantial fixed costs that do not decline proportionally with sales. Although our business is highly seasonal, our broader geographical reach as a result of recent acquisitions is expected to continue to mitigate some of the risk. For instance, the second quarter of our fiscal year, consisting of the non-holiday portion of the cold weather season in New York and Washington, D.C. (January, February and March), is the poorest performing quarter; however, in recent years this has been partially offset by our locations in Florida as they experience increased results in the winter months. We generally achieve our best results during the warm weather, attributable to our extensive outdoor dining availability, particularly at *Bryant Park* in New York and *Sequoia* in Washington, D.C. (our largest restaurants) and our outdoor cafes. However, even during summer months these facilities can be adversely affected by unusually cool or rainy weather conditions. Our facilities in Las Vegas are indoors and generally operate on a more consistent basis throughout the year.

Results of Operations

The Company's operating loss for the year ended September 30, 2023 (which includes a goodwill impairment charge of $10,000,000) was $4,840,000, down 149.1% as compared to operating income of $9,864,000 for the year ended October 1, 2022. Excluding the goodwill impairment charge of $10,000,000, operating income for the year ended September 30, 2023 decreased 47.7% to $5,160,000 as compared to $9,864,000 for the year ended October 1, 2022. This decrease resulted primarily from increases in labor costs combined with increased base rents and inflationary pressures related to non-commodity items partially offset by an easing in commodity prices.

The following table summarizes the significant components of the Company's operating results for the years ended September 30, 2023 and October 1, 2022, respectively:

		Year Ended		Variance	
		September 30, 2023	October 1, 2022	$	%
REVENUES:		(in thousands)			
Food and beverage sales	$	180,820	$ 180,010	$ 810	0.4%
Other revenue		3,973	3,664	309	8.4%
Total revenues		184,793	183,674	1,119	0.6%
COSTS AND EXPENSES:					
Food and beverage cost of sales		49,624	52,573	(2,949)	-5.6%
Payroll expenses		66,322	60,000	6,322	10.5%
Occupancy expenses		23,472	22,181	1,291	5.8%
Other operating costs and expenses		23,498	21,823	1,675	7.7%
General and administrative expenses		12,407	12,936	(529)	-4.1%
Goodwill impairment		10,000	—	10,000	N/A
Depreciation and amortization		4,310	4,297	13	0.3%
Total costs and expenses		189,633	173,810	15,823	9.1%
OPERATING INCOME (LOSS)	$	(4,840)	$ 9,864	$ (14,704)	-149.1%

Revenues

During the year ended September 30, 2023, revenues increased 0.6% as compared to revenues for the year ended October 1, 2022. This small increase was primarily as a result of the changes in same-store sales discussed below.

Food and Beverage Same-Store Sales

On a Company-wide basis, same-store food and beverage sales for the year ended September 30, 2023 were consistent with the year ended October 1, 2022 as follows:

| | Year Ended | | Variance | |
	September 30, 2023	October 1, 2022	$	%
	(in thousands)			
Las Vegas	$ 55,441	$ 55,364	$ 77	0.1%
New York	37,039	33,408	3,631	10.9%
Washington, D.C.	10,599	10,611	(12)	-0.1%
Atlantic City, NJ	2,999	3,555	(556)	-15.6%
Alabama	17,175	16,749	426	2.5%
Florida	55,122	58,624	(3,502)	-6.0%
Same-store sales	178,375	178,311	$ 64	—%
Other	2,445	1,699		
Food and beverage sales	$ 180,820	$ 180,010		

_____

Entries related to percentages in the table above marked "—%" indicate percentage less than 1%.

Same-store sales in Las Vegas increased marginally primarily as a result of increased customer traffic and targeted menu price increases partially offset by the negative impact of the temporary closure of Gallagher's Steakhouse for renovation from February 5, 2023 to April 27, 2023. Same-store sales in New York increased 10.9% driven primarily by strong revenues from our event business and increased customer traffic. Same-store sales in Washington, D.C. decreased marginally driven primarily by lower headcounts in the third and fourth quarters partially offset by strong revenues from our event business and targeted menu price increases in the first two quarters. Same-store sales in Atlantic City decreased 15.6% as a result of lower customer traffic at the property where we are located. Same-store sales in Alabama increased 2.5% primarily as a result of increased customer traffic and targeted menu price increases. Same-store sales in Florida decreased 6.0% primarily as a result of lower headcounts as compared to the prior period, which benefited from outsized volumes as a result of the population increase in Southeast Florida as a result of the migration of people during the pandemic partially offset by targeted menu price increases.

Other food and beverage sales consist of sales related to new restaurants opened or acquired during the applicable period, sales related to properties that were closed (*Lucky 7* - see Liquidity and Capital Resources - Recent Restaurant Dispositions) and other adjustments and fees.

Prior to the COVID-19 pandemic, our restaurants generally did not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

Other Revenues

Included in other revenues are purchase service fees which represent commissions earned by a subsidiary of the Company for providing purchasing services to other restaurant groups, as well as merchandise sales, license fees, property management fees and other rentals. The increase in other revenues for the year ended September 30, 2023 as compared to the year ended October 1, 2022 is primarily due to an increase in purchase service fees.

Costs and Expenses

Costs and expenses for the years ended September 30, 2023 and October 1, 2022 were as follows (in thousands):

	Year Ended September 30, 2023	% to Total Revenues	Year Ended October 1, 2022	% to Total Revenues	Increase (Decrease) $	%
Food and beverage cost of sales	$ 49,624	26.9%	$ 52,573	28.6%	$ (2,949)	-5.6%
Payroll expenses	66,322	35.9%	60,000	32.7%	6,322	10.5%
Occupancy expenses	23,472	12.7%	22,181	12.1%	1,291	5.8%
Other operating costs and expenses	23,498	12.7%	21,823	11.9%	1,675	7.7%
General and administrative expenses	12,407	6.7%	12,936	7.0%	(529)	-4.1%
Goodwill impairment	10,000	5.4%	—	—%	10,000	N/A
Depreciation and amortization	4,310	2.3%	4,297	2.3%	13	0.3%
Total costs and expenses	$ 189,633		$ 173,810		$ 15,823	

Food and beverage costs as a percentage of total revenues for the year ended September 30, 2023 decreased as compared to last year primarily as a result of a very strong event business in New York City and Washington, D.C., which has higher margins, combined with some easing in commodity prices.

Payroll expenses as a percentage of total revenues for the year ended September 30, 2023 increased as compared to last year primarily as a result of increased labor costs in connection with record low unemployment and ongoing COVID-related labor challenges combined with merit increases and increasing minimum wages in the states where we operate.

Occupancy expenses as a percentage of total revenues for the year ended September 30, 2023 increased as compared to last year primarily as a result of increases in base rents and increases in property and liability insurance premiums.

Other operating costs and expenses as a percentage of total revenues for the year ended September 30, 2023 increased as compared to last year primarily as a result of inflation.

General and administrative expenses (which relate solely to the corporate office in New York City) for the year ended September 30, 2023 decreased as compared to last year primarily as a result of severance accruals in the prior period partially offset by annual merit increases.

Depreciation and amortization expense for the year ended September 30, 2023 increased slightly as compared to the same period of last year primarily as a result of the timing of additions in the prior period.

Goodwill Impairment

Goodwill is the excess of cost over fair market value of tangible and intangible net assets acquired. Goodwill is not presently amortized but tested for impairment annually or when the facts or circumstances indicate a possible impairment of goodwill as a result of a continual decline in performance or as a result of fundamental changes in a market.

In performing its goodwill impairment test as of September 30, 2023, the Company determined that a triggering event had occurred and the Company performed a qualitative and quantitative impairment test to determine if the carrying value of our equity, including goodwill, exceeded its fair value. The fair value of our equity was determined using the income-based approach. In the income approach, we utilized a discounted cash flow analysis, which involved estimating the expected future after-tax cash flows generated and then discounting those cash flows to present value, reflecting the relevant risks associated with the achievement of projected cash flows, the possibility that the *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* leases may not be renewed beyond their expirations on April 30, 2025 (see Note 11 - Commitments and Contingencies to the Consolidated Financial Statements), and the time value of money. This approach requires the use of significant estimates and assumptions, including forecasted revenue growth rates, forecasted EBITDA margins, and discount rates that reflect the risk inherent in the future cash flows.

Based on the impairment analysis, the carrying amount of our equity exceeded its estimated fair value, which indicated an impairment of the carrying value of our goodwill. Accordingly, during the fourth quarter of fiscal 2023, the Company recorded a goodwill impairment charge of $10,000,000, of which $8,000,000 was deductible for tax purposes and resulted in a deferred income tax benefit of $2,300,000.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for uncertain tax positions reflect management's best estimate of current and future taxes to be paid. We are subject to income tax in numerous state taxing jurisdictions. Significant judgment and estimates are required in the determination of consolidated income tax expense. The provision for income taxes reflects federal income taxes calculated on a consolidated basis and state and local income taxes which are calculated on a separate entity basis.

For state and local income tax purposes, certain losses incurred by a subsidiary may only be used to offset that subsidiary's income, with the exception of the restaurants operating in the District of Columbia. Accordingly, our overall effective tax rate has varied depending on the level of income and losses incurred at individual subsidiaries.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

The Inflation Reduction Act of 2022 (the "Act") was signed into U.S. law on August 16, 2022. The Act includes various tax provisions, including an excise tax on stock repurchases, expanded tax credits for clean energy incentives, and a corporate alternative minimum tax that generally applies to U.S. corporations with average adjusted financial statement income over a three-year period in excess of $1 billion. The Company does not expect the Act to materially impact its financial statements.

On December 27, 2020, the Consolidated Appropriations Act of 2021 ("CAA") was enacted and provided clarification on the tax deductibility of expenses funded with PPP loans as fully deductible for tax purposes. During the years ended September 30, 2023 and October 1, 2022, the Company recorded income of $272,000 and $2,420,000, respectively (including $6,000 and $65,000 of accrued interest, respectively), for financial reporting purposes related to the forgiveness of its PPP loans. The forgiveness of these amounts is not taxable.

The Company's overall effective tax rate in the future will be affected by factors such as the utilization of state and local net operating loss carryforwards, the generation of FICA tax credits and the mix of earnings by state taxing jurisdictions as Nevada does not impose a state income tax, as compared to the other major state and local jurisdictions in which the Company has operations. Our overall effective tax rate in the future will be affected by factors such as income earned by our VIEs, generation of FICA TIP credits and the mix of geographical income for state tax purposes as Nevada does not impose an income tax.

Liquidity and Capital Resources

Our primary source of capital has been cash provided by operations and, in recent years, bank and other borrowings to finance specific transactions, acquisitions and large remodeling projects. We utilize cash generated from operations to fund the cost of developing and opening new restaurants and smaller remodeling projects of existing restaurants we own. Consistent with many other restaurant operators, we typically use operating lease arrangements for our restaurants. In recent years we have been able to acquire the underlying real estate at several locations along with the restaurant operation. We believe that our operating lease arrangements provide appropriate leverage of our capital structure in a financially efficient manner.

The Company had a working capital deficit of $5,932,000 at September 30, 2023 as compared to working capital of $4,210,000 at October 1, 2022. This decrease is primarily the result of the prepayment of a promissory note in the amount of $6,666,000 on March 30, 2023 and the prepayment of three promissory notes in the aggregate amount of $6,046,000 on April 4, 2023. We believe that our existing cash balances and current banking facilities will be sufficient to meet our liquidity and capital spending requirements and finance our operating activities for at least the next 12 months.

Inflation

The country is currently experiencing multi-decade high inflation. Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the cost of food and other raw materials, labor, energy and other supplies and services. While we have not had material disruptions in our supply chain, we have experienced some product shortages and higher costs for many commodities. There has also been a general shortage in the availability of restaurant staff and hourly workers in certain geographic areas in which we operate and has caused increases in the costs of recruiting and compensating such employees. In addition, certain operating and other costs, including health benefits, taxes, insurance, and other outside services, continue to increase with the general level of inflation and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to offset inflation and other changes in the costs of key operating resources by targeted increases in menu prices, coupled with more efficient purchasing practices, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions will limit our menu pricing flexibility. In addition, macroeconomic conditions that impact consumer discretionary spending for food away from home could make additional menu price increases imprudent. There can be no assurance that all of our future cost increases can be offset by higher menu prices or that higher menu prices will be accepted by our restaurant customers without any resulting changes in their visit frequencies or purchasing patterns.

Cash Flows for the Years Ended September 30, 2023 and October 1, 2022

Net cash provided by operating activities for the year ended September 30, 2023 decreased to $8,386,000 as compared to $20,347,000 for the year ended October 1, 2022. This decrease was attributable to a decrease in consolidated net income and changes in net working capital primarily related to accounts receivable, inventory, prepaid, refundable and accrued income taxes and accounts payable and accrued expenses.

Net cash provided by investing activities for the year ended September 30, 2023 was $1,276,000 compared to net cash used in investing activities for the year ended October 1, 2022 of $(7,761,000). This increase resulted primarily from increased purchases of fixed assets associated with the renovation of *Gallagher's Steakhouse* and, in the current period, the proceeds from the maturity of a certificate of deposit.

Net cash used in financing activities for the year ended September 30, 2023 was $(19,686,000) and resulted primarily from principal payments on notes payable of $16,334,000 (including the prepayment of a promissory note in the amount of $6,666,000 on March 30, 2023 and the prepayment of three promissory notes in the aggregate amount of $6,046,000 on April 4, 2023), the payment of dividends in the amount of $2,252,000 and the payment of distributions to non-controlling interests in the amount of $1,139,000. Net cash used in financing activities for the year ended October 1, 2022 was $(8,318,000) and resulted primarily from principal payments on notes payable of $6,512,000, the resumption of the payment of dividends in the amount of $894,000 and the payment of distributions to non-controlling interests in the amount of $1,615,000.

On November 9, 2022, February 9, 2023, May 9, 2023 and August 8, 2023, the Board of Directors of the Company (the "Board") declared quarterly cash dividends of $0.125, $0.125, $0.1875 and $0.1875, respectively, per share, which were paid on December 13, 2022, March 14, 2023, June 13, 2023 and September 13, 2023 to the stockholders of record of the Company's common stock at the close of business on November 30, 2022, February 28, 2023, May 31, 2023 and August 31, 2023. Future decisions to pay or to increase or decrease dividends are at the discretion of the Board and will depend upon operating performance and other factors.

Restaurant Expansion and Other Developments

On April 8, 2022, the Company extended its lease for *Gallagher's Steakhouse* at the New York-New York Hotel and Casino in Las Vegas, NV through December 31, 2032. In connection with the extension, the Company agreed to spend a minimum of $1,500,000 to materially refresh the premises by April 30, 2023 (as extended from September 30, 2022 due to supply chain issues). Accordingly, the property was substantially closed for renovation on February 5, 2023 and reopened on April 28, 2023. The total cost of the refresh was approximately $1,900,000.

On June 24, 2022, the Company extended its lease for *America* at the New York-New York Hotel and Casino in Las Vegas, NV through December 31, 2033. In connection with the extension, the Company has agreed to spend a minimum of $4,000,000 to materially refresh the premises by December 31, 2024, subject to various extensions as set out in the agreement. No amounts have been expended to date related to this refresh.

On July 21, 2022, the Company extended its lease for the *Village Eateries* at the New York-New York Hotel and Casino in Las Vegas, NV through December 31, 2034. As part of this extension, the *Broadway Burger Bar and Grill* and *Gonzalez y Gonzalez*, were carved out of the *Village Eateries* footprint and the extended date for those two locations is December 31, 2033. In connection with the extension, the Company has agreed to spend a minimum of $3,500,000 to materially refresh all three of these premises by March 31, 2024 (as extended from June 30, 2023), subject to various extensions as set out in the agreement. To date approximately $300,000 has been spent on this refresh.

Each of the above refresh obligations are to be consistent with designs approved by the landlord which shall not be unreasonably withheld. We have and will continue to pay all rent as required by the leases without abatement during construction. Note that our substantial completion of work set forth in plans approved by the landlord shall constitute our compliance with the requirements of the completion deadlines, regardless of whether or not the amount actually expended in connection therewith is less than the minimum.

On September 19, 2023, the Company extended the lease for its corporate office through December 31, 2038. The amended lease provides for rents, beginning on January 1, 2024, approximately 19% lower than the Company is currently paying. The lease also provides for, among other things, the ability for the Company to vacate the premises upon 12 months' notice.

The opening of a new restaurant is invariably accompanied by substantial pre-opening expenses and early operating losses associated with the training of personnel, excess kitchen costs, costs of supervision and other expenses during the pre-opening period and during a post-opening "shake out" period until operations can be considered to be functioning normally. The amount of such pre-opening expenses and early operating losses can generally be expected to depend upon the size and complexity of the facility being opened.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

We may take advantage of other opportunities we consider to be favorable, when they occur, depending upon the availability of financing and other factors.

Recent Restaurant Dispositions

On July 5, 2022, the Company terminated its lease for *Lucky 7* at the Foxwoods Resort Casino. The closure did not result in a material change to the Company's operations.

During the 26 weeks ended April 1, 2023, the Company dissolved the entity which owned *Clyde Frazier's Wine and Dine*, which was closed in September of 2021. In connection with the dissolution, the Company reclassified the remaining non-controlling interest balance to additional paid-in capital.

Investment in and Receivable from New Meadowlands Racetrack

On March 12, 2013, the Company made a $4,200,000 investment in the New Meadowlands Racetrack LLC ("NMR") through its purchase of a membership interest in Meadowlands Newmark, LLC, an existing member of NMR with a 63.7% ownership interest. On November 19, 2013, the Company invested an additional $464,000 in NMR through a purchase of an additional membership interest in Meadowlands Newmark, LLC resulting in a total ownership of 11.6% of Meadowlands Newmark, LLC, and an effective ownership interest in NMR of 7.4%, subject to dilution. In 2015, the Company invested an additional $222,000 in NMR with no change in ownership. In February 2017, the Company funded its proportionate share ($222,000) of a $3,000,000 capital call bringing its total investment to $5,108,000 with no change in ownership.

During the years ended September 30, 2023 and October 1, 2022, the Company received distributions from NMR in the amounts of $52,000 and $421,000, respectively, which are included in other income in the consolidated statements of operations for the years then ended.

In addition to the Company's ownership interest in NMR, if casino gaming is approved at the Meadowlands and NMR is granted the right to conduct said gaming, the Company shall be granted the exclusive right to operate the food and beverage concessions in the gaming facility with the exception of one restaurant.

In conjunction with this investment, the Company, through a 97% owned subsidiary, Ark Meadowlands LLC ("AM VIE"), also entered into a long-term agreement with NMR for the exclusive right to operate food and beverage concessions serving the new raceway facilities (the "Racing F&B Concessions") located in the new raceway grandstand constructed at the Meadowlands Racetrack in northern New Jersey. Under the agreement, NMR is responsible to pay for the costs and expenses incurred in the operation of the Racing F&B Concessions, and all revenues and profits thereof inure to the benefit of NMR. AM VIE receives an annual fee equal to 5% of the net profits received by NMR from the Racing F&B Concessions during each calendar year.

On April 25, 2014, the Company loaned $1,500,000 to Meadowlands Newmark, LLC. The note bears interest at 3%, compounded monthly and added to the principal, and is due in its entirety on January 31, 2024. The note may be prepaid, in whole or in part, at any time without penalty or premium. The principal and accrued interest related to this note in the amounts of $1,399,000 and $1,357,000, are included in Investment In and Receivable From New Meadowlands Racetrack in the consolidated balance sheets at September 30, 2023 and October 1, 2022, respectively. On April 30, 2023, the due date of the note was extended to June 30, 2029.

Notes Payable – Bank

On March 30, 2023, the Company entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement"), with its lender, Bank Hapoalim B.M. ("BHBM"). This facility, which matures on June 1, 2025, replaced our revolving credit facility which was entered into in June 1, 2018 (the "Prior Credit Agreement"). Under the terms of the Credit Agreement: (i) a promissory note under the Prior Credit Agreement in the amount of $6,666,000 was repaid, (ii) BHBM established a new revolving credit facility in the amount of $10,000,000 with a commitment termination date of May 31, 2025, (iii) the Company may use the revolving commitments of BHBM to obtain letters of credit up to a sublimit thereunder of $1,000,000, and (iv) the LIBOR rate option for all borrowings was replaced with the secured overnight financing rate for U.S. Government Securities ("SOFR"). Advances under the Credit Agreement bear interest, at the Company's election at the time of the advance, at either BHBM's prime rate of interest plus a 0.45% spread or SOFR plus a 3.65% spread. In addition, there is a 0.30% per annum fee for any unused portion of the $10,000,000 revolving facility. As of September 30, 2023, no advances were outstanding under the Credit Agreement. As of September 30, 2023, the weighted average interest on the outstanding BHBM indebtedness was approximately 8.8%. The replacement of LIBOR with SOFR as a reference rate in our debt agreements did not have a material adverse effect on our financial position or materially affect our interest expense.

Borrowings under the Credit Agreement, which include the promissory notes as discussed in Note 10 of the consolidated financial statements in the aggregate amount of $6,909,000, are secured by all tangible and intangible personal property (including accounts receivable, inventory, equipment, general intangibles, documents, chattel paper, instruments, letter-of-credit rights, investment property, intellectual property and deposit accounts) and fixtures of the Company. The loan agreements provide, among other things, that the Company meet minimum quarterly tangible net worth amounts, maintain a minimum fixed charge coverage ratio and meet minimum annual net income amounts. The loan agreements also contain customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions on liens, relating to other indebtedness, capital expenditures, liens, affiliate transactions, disposal of assets and certain changes in ownership. The Company was in compliance with all of its financial covenants under the Credit Agreement as of September 30, 2023 except for the minimum annual net income requirement (as a result of the non-cash goodwill impairment). On December 13, 2023, BHBM agreed to waive applicability of this covenant (and any breach arising therefrom) as of September 30, 2023.

Paycheck Protection Program Loans

During the year ended October 3, 2020, subsidiaries and consolidated VIEs (the "Borrowers") of the Company received loan proceeds from several banks (the "Lenders") in the aggregate amount of $14,995,000 (the "PPP Loans") under the Paycheck Protection Program (the "PPP") of the CARES Act, which was enacted March 27, 2020. In addition, during the 13 weeks ended April 3, 2021, one of our consolidated VIEs received a second draw PPP Loan in the amount of $111,000. The PPP Loans were evidenced by individual promissory notes of each of the Borrowers (together, the "Notes") in favor of the Lender, which Notes bore interest at the rate of 1.00% per annum. Funds from the PPP Loans were to be used only for payroll and related costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations that were incurred by a Borrower prior to February 15, 2020 (the "Qualifying Expenses"). Under the terms of the PPP Loans, some or all of the amounts thereunder, including accrued interest, were to be forgiven if they were used for Qualifying Expenses as described in and in compliance with the CARES Act. During the years ended September 30, 2023 and October 1, 2022, $272,000 and $2,420,000 of PPP Loans, respectively (including $6,000 and $66,000 of accrued interest, respectively), were forgiven. During the years ended September 30, 2023 and October 1, 2022, the Company made payments related to the unforgiven portion of PPP Loans in the aggregate amount of $531,000 and $1,571,000, respectively. As of September 30, 2023, no PPP Loans were outstanding; however, the Company was denied forgiveness of one PPP Loan in fiscal 2023 in the amount of $280,000 and accordingly such amount was repaid. The Company filed an appeal concurrent with the repayment, which was granted, and the amount was forgiven and refunded to the Company in November 2023.

Critical Accounting Policies and Estimate

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or cash flows for the periods presented in this report.

Below are listed certain policies that management believes are critical:

Revenue Recognition

We recognize revenues when it satisfies a performance obligation by transferring control over a product or service to a restaurant guest or other customer. Revenues from restaurant operations are presented net of discounts, coupons, employee meals and complimentary meals and recognized when food, beverage and retail products are sold. Sales tax collected from customers is excluded from sales and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities. Catering service revenue is generated through contracts with customers whereby the customer agrees to pay a contract rate for the service. Revenues from catered events are recognized in income upon satisfaction of the performance obligation (the date the event is held) and all customer payments, including nonrefundable upfront deposits, are deferred as a liability until such time.

Revenues from gift cards are deferred and recognized upon redemption. Deferrals are not reduced for potential non-use as we generally have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions in which they are sold.

Other revenues include purchase service fees which represent commissions earned by a subsidiary of the Company for providing purchasing services to other restaurant groups, as well as license fees, property management fees and other rentals.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management's most difficult and subjective judgments include allowances for potential bad debts on receivables, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of its tax assets and determining when investment impairments are other-than-temporary. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment subject to amortization, and right-of-use assets ("ROU assets") are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis.

The Company considers a triggering event related to long-lived assets or ROU assets in a net asset position to have occurred related to a specific restaurant if the restaurant's cash flows for the last 12 months are less than a minimum threshold or if consistent levels of undiscounted cash flows for the remaining lease period are less than the carrying value of the restaurant's assets. Additionally, the Company considers a triggering event related to ROU assets to have occurred related to a specific lease if the location has been subleased and future estimated sublease income is less than current lease payments. If the Company concludes that the carrying value of certain long-lived and ROU assets will not be recovered based on expected undiscounted future cash flows, an impairment loss is recorded to reduce the long-lived or ROU assets to their estimated fair value. The fair value is measured on a nonrecurring basis using unobservable (Level 3) inputs. There is uncertainty in the projected undiscounted future cash flows used in the Company's impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used change in the future, the Company may be required to recognize impairment charges in future periods, and such charges could be material.

Based on the results of this analysis, no impairment charges were recognized related to long-lived assets and ROU assets during the years ended September 30, 2023 and October 1, 2022. Given the inherent uncertainty in projecting results of restaurants under the current circumstances, the Company is monitoring the recoverability of the carrying value of the assets of several restaurants on an ongoing basis. For these restaurants, if expected performance is not realized, an impairment charge may be recognized in future periods, and such charge could be material.

Recoverability of Investment in New Meadowlands Racetrack ("NMR")

The carrying value of our investment in Meadowlands Newmark LLC, which has a 63.7% ownership in NMR, is determined using the cost method. In accordance with the cost method, our initial investment is recorded at cost and we record dividend income when applicable, if dividends are declared. We review our investment in NMR each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on its fair value.

As a result, we performed an assessment of the recoverability of our indirect investment in NMR as of September 30, 2023 which involved critical accounting estimates. These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation. Factors that management estimated include, among others, the probability of gambling being approved in northern New Jersey and NMR obtaining a license to operate a casino, revenue levels, cost of capital, marketing spending, tax rates and capital spending.

In performing this assessment, we estimate the fair value of our investment in NMR using our best estimate of these assumptions which we believe would be consistent with what a hypothetical marketplace participant would use. The variability of these factors depends on a number of conditions, including uncertainty about future events and our inability as a minority shareholder to control certain outcomes and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used when these tests were performed, impairment charges could have resulted.

As mentioned above, these factors do not change in isolation and, therefore, we do not believe it is practicable or meaningful to present the impact of changing a single factor. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future impairment charges could result.

Leases

We determine if an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, we include operating leases in Operating lease right-of-use assets and Operating lease liabilities in our consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at commencement date to determine the present value of lease payments. Our lease terms may include options to extend or terminate the lease. Options are included when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Amendments or modifications to lease terms are accounted for as variable lease payments. Leases with a lease term of 12 months or less are accounted for using the practical expedient which allows for straight-line rent expense over the remaining term of the lease.

Deferred Income Tax Valuation Allowance

We provide such allowance due to uncertainty that some of the deferred tax amounts may not be realized. Certain items, such as state and local tax loss carryforwards, are dependent on future earnings or the availability of tax strategies. Future results could require an increase or decrease in the valuation allowance and a resulting adjustment to income in such period.

Goodwill and Trademarks

Goodwill and trademarks are not amortized, but are subject to impairment analysis. We assess the potential impairment of goodwill and trademarks annually (at the end of our fourth quarter) and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If we determine through the impairment review process that goodwill or trademarks are impaired, we record an impairment charge in our consolidated statements of operations.

With respect to goodwill, the Company assesses qualitative factors to determine whether it is necessary to perform a more detailed quantitative impairment test. The Company may elect to bypass the qualitative assessment and proceed directly to the quantitative test. When performing the quantitative test, an impairment loss is recognized if the carrying value of our equity, including goodwill, exceeds its fair value.

Due to the volatility of the Company's stock price in the fourth quarter of fiscal 2023, the upcoming expiration of the current *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* leases on April 30, 2025 and the related requests for proposals from the landlord for both locations received in July 2023 and September 2023, respectively (see Note 11 - Commitments and Contingencies to the Consolidated Financial Statements), the Company determined that there were indicators of potential impairment of its goodwill as of September 30, 2023. As such, the Company performed a qualitative and quantitative assessment for its goodwill and recorded a pre-tax non-cash goodwill impairment charge of $10,000,000 in the fourth quarter of 2023 (see Note 7 – Goodwill, Trademarks and Intangible Assets to the Consolidated Financial Statements). The fair value of the equity was determined using the income approach. Given the relatively low volume of shares traded and the lack of reliable market data as of September 30, 2023, the Company determined the income approach provided the best approximation of fair value. In the income approach, we utilized a discounted cash flow analysis, which involved estimating the expected future after-tax cash flows generated and then discounting those cash flows to present value, reflecting the relevant risks associated with the achievement of projected cash flows, the possibility that the *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* leases may not be renewed beyond their expirations on April 30, 2025 (see Note 11 - Commitments and Contingencies), and the time value of money. This approach requires the use of significant estimates and assumptions, including forecasted revenue growth rates, forecasted cash flows from operations, and discount rates that reflect the risk inherent in the future cash flows. More specifically, the weighted average cost of capital is a sensitive estimate as it reflects the market conditions including the risk that the *Bryant Park Grill & Café* and *The Porch at Bryant Park* leases will not be renewed. The Company did not record any impairment to its goodwill during the year ended October 1, 2022.

Our impairment analysis for trademarks consists of a comparison of the fair value to the carrying value of the assets. This comparison is made based on a review of historical, current and forecasted sales and profit levels, as well as a review of any factors that may indicate potential impairment. For the years ended September 30, 2023 and October 1, 2022, our impairment analysis did not result in any other charges related to trademarks.

Stock-Based Compensation

The Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of our stock, the expected life of the options and the risk-free interest rate. The Company issues new shares upon the exercise of employee stock options.

Recently Adopted and Issued Accounting Standards

See Note 1 of Notes to Consolidated Financial Statements for a description of recent accounting pronouncements, including those adopted in fiscal 2023 and the expected dates of adoption and the anticipated impact on the consolidated financial statements.

Recent Developments

See Note 17 of the Notes to Consolidated Financial Statements for a description of recent developments that have occurred subsequent to September 30, 2023.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Market For The Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our common stock, $0.01 par value, is traded on the NASDAQ Capital Market under the symbol "ARKR."

On December 11, 2023, there were approximately 29 holders of record of our common stock and the last reported sales price was $15.62. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividend Policy

On November 9, 2022, February 9, 2023, May 9, 2023 and August 8, 2023, the Board of Directors of the Company (the "Board") declared quarterly cash dividends of $0.125, $0.125, $0.1875 and $0.1875, respectively, per share, which were paid on December 13, 2022, March 14, 2023, June 13, 2023 and September 13, 2023 to the stockholders of record of the Company's common stock at the close of business on November 30, 2022, February 28, 2023, May 31, 2023 and August 31, 2023. Future decisions to pay or to increase or decrease dividends are at the discretion of the Board and will depend upon operating performance and other factors.

The Board of Directors and Shareholders
Ark Restaurants Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ark Restaurants Corp. and Subsidiaries (the "Company") as of September 30, 2023 and October 1, 2022, and the related consolidated statements of operations, changes in equity, and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and October 1, 2022 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ark Restaurants Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Long-lived Asset and Right-of-Use Asset Valuation (Note 1 to the Financial Statements)

Critical Audit Matter

Long-lived assets, such as property and plant and equipment subject to amortization, and right-of-use assets ("ROU assets") are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis.

The Company considers a triggering event related to long-lived assets or ROU assets in a net asset position to have occurred related to a specific restaurant if the restaurant's undiscounted cash flows for the last 12 months are less than a minimum threshold or if projected levels of undiscounted cash flows for the remaining lease period are less than the carrying value of the restaurant's assets. Additionally, the Company considers a triggering event related to ROU assets to have occurred related to a specific lease if the location has been subleased and future estimated sublease income is less than current lease payments. If the Company concludes that the carrying value of certain long-lived assets and ROU assets will not be recovered based on expected undiscounted future cash flows, an impairment loss is recorded to reduce the long-lived or ROU assets to their estimated fair value.

Significant judgment is exercised by the Company in performing their long-lived asset and right-of-use asset impairment analysis specifically surrounding the development of undiscounted cash flow forecasts. The related audit effort in evaluating management's judgments in determining the cash flow forecasts to be utilized was complex, subjective, and challenging, and required a high degree of auditor judgment.

How our Audit Addressed the Critical Audit Matter

Our principal audit procedures related to this critical audit matter included the following, among others:

- We gained an understanding of and evaluated the design and implementation of the Company's controls that address the risk of material misstatement related to potential impairment.
- We evaluated management's significant accounting policies related to the consideration of impairment for long-lived assets for reasonableness.
- We tested the reasonableness of the underlying data used to determine the forecasted undiscounted future cash flows.
- We evaluated the reasonableness of undiscounted future cash flows utilized in the impairment analysis for the restaurants by comparing forecasted undiscounted cash flows to historical cash flows from each restaurant location, and evaluating management's future operating forecasts.
- We evaluated the reasonableness of management's estimate that no impairment charges were appropriate during the year.

Goodwill Valuation (Note 7 to the Consolidated Financial Statements)

Critical Audit Matter

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of the Company to its carrying value. The Company determined the income approach provided the best approximation of fair value given the relatively low volume of shares of the Company's stock traded and the lack of reliable market data. In the income approach the Company utilized the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The Company recorded an impairment charge of $10,000,000 for the year ended September 30, 2023.

Significant judgment is exercised by management in estimating its fair value and the difference between its fair value and carrying value. Given these factors, the related audit effort in evaluating management's judgments in determining the valuation of goodwill was challenging, subjective, and complex and required a high degree of auditor judgment.

How our Audit Addressed the Critical Audit Matter

Our principal audit procedures related to this critical audit matter included the following, among others:

- We gained an understanding of and evaluated the design and implementation of the Company's controls that address the risk of material misstatement related to potential impairment.

- We evaluated management's significant accounting policies related to the consideration of goodwill impairment for reasonableness.
- We evaluated management's ability to accurately forecast future revenues and profit margins by comparing actual results to management's historical forecasts.
- We evaluated the reasonableness of management's assumptions by:
  - Comparing forecasts of revenue and profit margins to historical revenues and profit margins.
  - Reading select internal communications to management and the Board of Directors.
  - Considering the remaining lease terms of the company's locations as the lease terms could have an impact on future cashflows. Our consideration included challenging management's assumptions in its valuation regarding the risk of non-renewal of significant leases in its various locations.
  - Involving a valuation professional with specialized skills and knowledge, who assisted in considering the reasonableness of the weighted average cost of capital used in the discounted cash flow forecast

/s/ CohnReznick LLP PCAOB ID: 596

We have served as the Company's auditors since 2004.

Melville, New York

December 21, 2023

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Amounts)

	September 30, 2023	October 1, 2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (includes $564 at September 30, 2023 and $834 at October 1, 2022 related to VIEs)	$ 13,415	$ 23,439
Certificate of deposit, plus accrued interest	—	5,021
Accounts receivable (includes $169 at September 30, 2023 and $140 at October 1, 2022 related to VIEs)	3,313	3,185
Employee receivables	328	440
Inventories (includes $47 at September 30, 2023 and $38 at October 1, 2022 related to VIEs)	3,093	3,707
Prepaid and refundable income taxes (includes $204 at September 30, 2023 and $278 October 1, 2022 related to VIEs)	212	1,778
Prepaid expenses and other current assets (includes $31 at September 30, 2023 and $17 at October 1, 2022 related to VIEs)	1,569	1,523
Total current assets	21,930	39,093
FIXED ASSETS - Net (includes $216 at September 30, 2023 and $212 at October 1, 2022 related to VIEs)	34,314	34,682
OPERATING LEASE RIGHT-OF-USE ASSETS - Net (includes $1,796 at September 30, 2023 and $2,076 at October 1, 2022 related to VIEs)	96,459	101,720
GOODWILL	7,440	17,440
TRADEMARKS	4,220	4,220
INTANGIBLE ASSETS - Net	187	272
DEFERRED INCOME TAXES	3,738	3,118
INVESTMENT IN AND RECEIVABLE FROM NEW MEADOWLANDS RACETRACK	6,507	6,465
OTHER ASSETS (includes $11 at September 30, 2023 and October 1, 2022 related to VIEs)	2,161	2,524
TOTAL ASSETS	$ 176,956	$ 209,534
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade (includes $93 at September 30, 2023 and $135 at October 1, 2022 related to VIEs)	$ 4,058	$ 4,466
Accrued expenses and other current liabilities (includes $331 at September 30, 2023 and $417 at October 1, 2022 related to VIEs)	13,829	16,312
Current portion of operating lease liabilities (includes $298 at September 30, 2023 and $272 at October 1, 2022 related to VIEs)	7,988	7,530
Current portion of notes payable	1,987	6,575
Total current liabilities	27,862	34,883
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION (includes $1,623 at September 30, 2023 and $1,921 at October 1, 2022 related to VIEs)	92,232	97,444
NOTES PAYABLE, LESS CURRENT PORTION, net of deferred financing costs	5,140	17,089
TOTAL LIABILITIES	125,234	149,416
COMMITMENTS AND CONTINGENCIES		
EQUITY:		
Common stock, par value $0.01 per share - authorized, 10,000 shares; issued and outstanding, 3,604 shares at September 30, 2023 and 3,600 shares at October 1, 2022	36	36
Additional paid-in capital	14,161	15,493
Retained earnings	36,091	44,271
Total Ark Restaurants Corp. shareholders' equity	50,288	59,800
NON-CONTROLLING INTERESTS	1,434	318
TOTAL EQUITY	51,722	60,118
TOTAL LIABILITIES AND EQUITY	$ 176,956	$ 209,534

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	Year Ended	
	September 30, 2023	October 1, 2022
REVENUES:		
Food and beverage sales	$ 180,820	$ 180,010
Other revenue	3,973	3,664
Total revenues	184,793	183,674
COSTS AND EXPENSES:		
Food and beverage cost of sales	49,624	52,573
Payroll expenses	66,322	60,000
Occupancy expenses	23,472	22,181
Other operating costs and expenses	23,498	21,823
General and administrative expenses	12,407	12,936
Goodwill impairment	10,000	—
Depreciation and amortization	4,310	4,297
Total costs and expenses	189,633	173,810
OPERATING INCOME (LOSS)	(4,840)	9,864
OTHER (INCOME) EXPENSE:		
Interest expense	1,239	1,192
Interest income	(333)	(109)
Other income	(52)	(421)
Gain on forgiveness of PPP Loans	(272)	(2,420)
Total other (income) expense, net	582	(1,758)
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(5,422)	11,622
Provision (benefit) for income taxes	(64)	1,448
CONSOLIDATED NET INCOME (LOSS)	(5,358)	10,174
Net income attributable to non-controlling interests	(570)	(893)
NET INCOME (LOSS) ATTRIBUTABLE TO ARK RESTAURANTS CORP.	$ (5,928)	$ 9,281
NET INCOME (LOSS) PER ARK RESTAURANTS CORP. COMMON SHARE:		
Basic	$ (1.65)	$ 2.61
Diluted	$ (1.65)	$ 2.58
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic	3,601	3,556
Diluted	3,601	3,603

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2023 AND OCTOBER 1, 2022
(In Thousands, Except Per Share Amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Ark Restaurants Corp. Shareholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount					
BALANCE - October 2, 2021	3,551	$ 36	$ 14,492	$ 35,884	$ 50,412	$ 1,040	$ 51,452
Net income	—	—	—	9,281	9,281	893	10,174
Exercise of stock options	49	—	703	—	703	—	703
Stock-based compensation	—	—	298	—	298	—	298
Distributions to non-controlling interests	—	—	—	—	—	(1,615)	(1,615)
Dividends paid - $0.25 per share	—	—	—	(894)	(894)	—	(894)
BALANCE - October 1, 2022	3,600	36	15,493	44,271	59,800	318	60,118
Net income (loss)	—	—	—	(5,928)	(5,928)	570	(5,358)
Elimination of non-controlling interest upon dissolution of subsidiary	—	—	(1,685)	—	(1,685)	1,685	—
Exercise of stock options	4	—	39	—	39	—	39
Stock-based compensation	—	—	314	—	314	—	314
Distributions to non-controlling interests	—	—	—	—	—	(1,139)	(1,139)
Dividends paid - $0.625 per share	—	—	—	(2,252)	(2,252)	—	(2,252)
BALANCE - September 30, 2023	3,604	$ 36	$ 14,161	$ 36,091	$ 50,288	$ 1,434	$ 51,722

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended	
	September 30, 2023	October 1, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Consolidated net income (loss)	$ (5,358)	$ 10,174
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:		
Stock-based compensation	314	298
Gain on forgiveness of PPP Loans	(272)	(2,420)
Deferred income taxes	(620)	582
Accrued interest on Certificate of Deposit	—	(21)
Accrued interest on note receivable from NMR	(42)	(40)
Goodwill impairment	10,000	—
Depreciation and amortization	4,310	4,297
Amortization of operating lease assets	507	873
Amortization of deferred financing costs	63	48
Changes in operating assets and liabilities:		
Accounts receivable	(128)	928
Inventories	614	(197)
Prepaid, refundable and accrued income taxes	1,566	2,118
Prepaid expenses and other current assets	(46)	1,682
Other assets	363	(254)
Accounts payable - trade	(408)	(420)
Accrued expenses and other current liabilities	(2,477)	2,699
Net cash provided by operating activities	8,386	20,347
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(3,857)	(2,701)
Loans and advances made to employees	(71)	(229)
Payments received on employee receivables	183	169
Purchase of certificate of deposit	—	(5,000)
Proceeds from maturity of Certificate of Deposit	5,021	—
Net cash provided by (used in) investing activities	1,276	(7,761)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable	(15,803)	(4,941)
Principal payments on PPP Loans	(531)	(1,571)
Dividends paid	(2,252)	(894)
Proceeds from issuance of stock upon exercise of stock options	39	703
Distributions to non-controlling interests	(1,139)	(1,615)
Net cash used in financing activities	(19,686)	(8,318)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,024)	4,268
CASH AND CASH EQUIVALENTS, Beginning of year	23,439	19,171
CASH AND CASH EQUIVALENTS, End of year	$ 13,415	$ 23,439
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 1,291	$ 1,119
Income taxes	$ 345	$ 826
Non-cash financing activities:		
Elimination of non-controlling interest upon dissolution of subsidiary	$ 1,685	$ —

See notes to consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of September 30, 2023, Ark Restaurants Corp. and Subsidiaries (the "Company") owned and operated 17 restaurants and bars, 16 fast food concepts and catering operations, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customers and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance.

The Company operates four restaurants in New York City, one in Washington, D.C., five in Las Vegas, Nevada, one in Atlantic City, New Jersey, four in Florida and two on the gulf coast of Alabama. The Las Vegas operations include four restaurants within the New York-New York Hotel and Casino Resort and operation of the hotel's room service, banquet facilities, employee dining room and six food court concepts and one restaurant within the Planet Hollywood Resort and Casino. In Atlantic City, New Jersey, the Company operates a restaurant in the Tropicana Hotel and Casino. The Florida operations include *The Rustic Inn* in Dania Beach, *Shuckers* in Jensen Beach, *JB's on the Beach* in Deerfield Beach, *The Blue Moon Fish Company* in Fort Lauderdale and the operation of four fast food facilities in Tampa and six fast food facilities in Hollywood, each at a Hard Rock Hotel and Casino. In Alabama, the Company operates two *Original Oyster Houses*, one in Gulf Shores and one in Spanish Fort.

COVID-19 Pandemic and Inflation — Recent global events, including the COVID-19 pandemic ("COVID-19"), have adversely affected global economies, disrupted global supply chains and labor force participation and created significant volatility and disruption of financial markets. As a result, we experienced significant and variable disruptions to our business as federal, state and local restrictions were mandated, among other remedial measures, to mitigate the spread of the COVID-19 virus. While restrictions on the type of permitted operating model and occupancy capacity may continue to change, during fiscal 2022 all of our restaurants operated with no restrictions, other than in New York City where customers were required to show proof of vaccination through November 1, 2022.

In addition to the associated impacts of COVID-19, our operating results have been impacted by geopolitical and other macroeconomic factors, leading to increased commodity and wage inflation and other increased costs. The ongoing effects of COVID-19 and its variants, along with other geopolitical and macroeconomic events, could lead to further government mandates, including but not limited to capacity restrictions, shifts in consumer behavior, wage inflation, staffing challenges, product and services cost inflation and disruptions in our supply chain. If these factors significantly impact our cash flow in the future, we may again implement mitigation actions such as suspending dividends, increasing borrowings or modifying our operating strategies. Some of these measures may have an adverse impact on our business, including possible impairments of assets.

Basis of Presentation — The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America ("GAAP"). The Company's reporting currency is the United States dollar.

Accounting Period — The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 30, 2023 and October 1, 2022 both included 52 weeks.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used for, but are not limited to: (i) projected cash flows related to asset impairments, including goodwill and intangibles, (ii) income tax valuation allowances for deferred tax assets, (iii) allowances for potential bad debts on receivables, (iv) assumptions regarding discount rates related to lease accounting, (v) the useful lives and recoverability of our long-lived assets, such as fixed assets and intangibles, (vi) fair values of financial instruments, (vii) share-based compensation, (viii) estimates made in connection with acquisition purchase price allocations, (ix) uncertain tax positions, and (x) determining when investment impairments are other-than-temporary. The Company's accounting estimates require the use of judgment as future events and the effect of these events cannot be predicted with certainty. The accounting estimates may change as new events occur, as more experience is acquired and as more information is obtained. The Company evaluates and updates assumptions and estimates on an ongoing basis and may use outside experts to assist in the Company's evaluation, as considered necessary. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of Ark Restaurants Corp. and all of its wholly-owned subsidiaries, partnerships and other entities in which it has a controlling financial interest. Also included in the consolidated financial statements are certain variable interest entities ("VIEs"). All significant intercompany balances and transactions have been eliminated in consolidation.

Non-Controlling Interests — Non-controlling interests represent capital contributions, distributions and income and loss attributable to the shareholders of less than wholly-owned and consolidated entities.

Seasonality — The Company has substantial fixed costs that do not decline proportionally with sales. Although our business is highly seasonal, our broader geographical reach as a result of recent acquisitions mitigates some of this risk. For instance, the second quarter of our fiscal year, consisting of the non-holiday portion of the cold weather season in New York and Washington (January, February and March), is the poorest performing quarter; however, in recent years this has been partially offset by our locations in Florida as they experience increased results in the winter months. We generally achieve our best results during the warm weather, attributable to our extensive outdoor dining availability, particularly at *Bryant Park* in New York and *Sequoia* in Washington, D.C. (our largest restaurants) and our outdoor cafes. However, even during summer months these facilities can be adversely affected by unusually cool or rainy weather conditions. Our facilities in Las Vegas are indoor and generally operate on a more consistent basis throughout the year.

Fair Value of Financial Instruments — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs are:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of notes receivable and payable are determined using current applicable rates for similar instruments as of the balance sheet date and approximate the carrying value of such debt instruments. Certificates of deposit, which are considered Level 2 assets, are valued at original cost plus accrued interest, which approximates fair value.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, deposits with banks, highly liquid investments and certificates of deposit with original maturities of three months or less. Outstanding checks in excess of account balances, typically vendor payments, payroll and other contractual obligations disbursed after the last day of a reporting period are reported as a current liability in the accompanying consolidated balance sheets.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings. At times, such amounts may exceed federally insured limits. Accounts receivable are primarily comprised of normal business receivables, such as credit card receivables, that are collected in a short period of time and amounts due from the hotel operators where the Company has a location, and are recorded upon satisfaction of the performance obligation. The Company reviews the collectability of its receivables on an ongoing basis, and has not provided for an allowance as it considers all of the counterparties will be able to meet their obligations. The concentration of credit risk with respect to accounts receivable is generally limited due to the short payment terms extended by the Company and the number of customers comprising the Company's customer base.

As of September 30, 2023, the Company had accounts receivable balances due from one hotel operator totaling 52% of total accounts receivable. As of October 1, 2022, the Company had accounts receivable balances due from two hotel operators totaling 54% of total accounts receivable.

For the years ended September 30, 2023 and October 1, 2022, the Company made purchases from two vendors that accounted for 22% and 20% of total purchases, respectively.

As of September 30, 2023, all debt outstanding, other than the note payable to the sellers of *The Blue Moon Fish Company*, is with one lender (see Note 10 – Notes Payable).

Inventories — Inventories are stated at the lower of cost (first-in, first-out) or net realizable value, and consist of food and beverages, merchandise for sale and other supplies.

Fixed Assets — Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated lives range from three to seven years for furniture, fixtures and equipment and up to 40 years for buildings and related improvements. Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 5 to 30 years. For leases with renewal periods at the Company's option, if failure to exercise a renewal option imposes an economic penalty to the Company, management may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period in the determination of appropriate estimated useful lives. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major replacements and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss is recognized in the consolidated statements of operations.

The Company includes in construction in progress, improvements to restaurants that are under construction or are undergoing substantial renovations. Once the projects have been completed, the Company begins depreciating and amortizing the assets. Start-up costs incurred during the construction period of restaurants, including rental of premises, training and payroll, are expensed as incurred.

Long-Lived and Right-Of-Use Assets — Long-lived assets, such as property and plant and equipment subject to amortization, and right-of-use assets ("ROU assets") are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis.

The Company considers a triggering event related to long-lived assets or ROU assets in a net asset position to have occurred related to a specific restaurant if the restaurant's cash flows for the last 12 months are less than a minimum threshold or if consistent levels of undiscounted cash flows for the remaining lease period are less than the carrying value of the restaurant's assets. Additionally, the Company considers a triggering event related to ROU assets to have occurred related to a specific lease if the location has been subleased and future estimated sublease income is less than current lease payments. If the Company concludes that the carrying value of certain long-lived and ROU assets will not be recovered based on expected undiscounted future cash flows, an impairment loss is recorded to reduce the long-lived or ROU assets to their estimated fair value. The fair value is measured on a nonrecurring basis using unobservable (Level 3) inputs. There is uncertainty in the projected undiscounted future cash flows used in the Company's impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used change in the future, the Company may be required to recognize impairment charges in future periods, and such charges could be material.

Based on the results of this analysis, no impairment charges were recognized related to long-lived assets and ROU assets during the year ended September 30, 2023 and October 1, 2022. Given the inherent uncertainty in projecting results of restaurants under the current circumstances, the Company is monitoring the recoverability of the carrying value of the assets of several restaurants on an ongoing basis. For these restaurants, if expected performance is not realized, an impairment charge may be recognized in future periods, and such charge could be material.

Intangible Assets — Intangible assets consist principally of purchased leasehold rights, operating rights and covenants not to compete. Costs associated with acquiring leases and subleases, principally purchased leasehold rights, and operating rights have been capitalized and are being amortized on the straight-line method based upon the initial terms of the applicable lease agreements. Covenants not to compete arising from restaurant acquisitions are amortized over the contractual period, typically five years.

Goodwill and Trademarks — Goodwill and trademarks are not amortized, but are subject to impairment analysis. We assess the potential impairment of goodwill and trademarks annually (at the end of our fourth quarter) and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If we determine through the impairment review process that goodwill or trademarks are impaired, we record an impairment charge in our consolidated statements of operations.

With respect to goodwill, the Company assesses qualitative factors to determine whether it is necessary to perform a more detailed quantitative impairment test. The Company may elect to bypass the qualitative assessment and proceed directly to the quantitative test. When performing the quantitative test, an impairment loss is recognized if the carrying value of our equity, including goodwill, exceeds its fair value.

Due to the volatility of the Company's stock price in the fourth quarter of fiscal 2023, the upcoming expiration of the *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* leases on April 30, 2025 and the related requests for proposals from the landlord received in July 2023 and September 2023, respectively (see Note 11 - Commitments and Contingencies), the Company determined that there were indicators of potential impairment of its goodwill during the years ended September 30, 2023. As such, the Company performed a qualitative and quantitative assessment for its goodwill. The Company determined the income approach using a discounted cash flow model was appropriate and recorded a pre-tax non-cash goodwill impairment charge of $10,000,000 in the fourth quarter of 2023. (see Note 7 – Goodwill, Trademarks and Intangible Assets). Given the relatively low volume of shares traded and the lack of reliable market data as of September 30, 2023, the Company determined the income approach provided the best approximation of fair value. The Company did not record any impairment to its goodwill during the year ended October 1, 2022.

Our impairment analysis for trademarks consists of a comparison of the fair value to the carrying value of the assets. This comparison is made based on a review of historical, current and forecasted sales and profit levels, as well as a review of any factors that may indicate potential impairment. For the years ended September 30, 2023 and October 1, 2022, our impairment analysis did not result in any other charges related to trademarks.

Investments – Each reporting period, the Company reviews its investments in equity and debt securities, except for those classified as trading, to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of such investment. When such events or changes occur, the Company evaluates the fair value compared to cost basis in the investment. For investments in non-publicly traded companies, management's assessment of fair value is based on valuation methodologies including discounted cash flows, estimates of sales proceeds, and appraisals, as appropriate. The Company considers the assumptions that it believes hypothetical marketplace participants would use in evaluating estimated future cash flows when employing the discounted cash flow or estimates of sales proceeds valuation methodologies.

In the event the fair value of an investment declines below the Company's cost basis, management is required to determine if the decline in fair value is other than temporary. If management determines the decline is other than temporary, an impairment charge is recorded. Management's assessment as to the nature of a decline in fair value is based on, among other things, the length of time and the extent to which the market value has been less than the cost basis; the financial condition and near-term prospects of the issuer; and the Company's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Leases — We determine if an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, we include operating leases in Operating lease right-of-use assets and Operating lease liabilities in our consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at commencement date to determine the present value of lease payments. Our lease terms may include options to extend or terminate the lease. Options are included when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Amendments or modifications to lease terms are accounted for as variable lease payments. Leases with a lease term of 12 months or less are accounted for using the practical expedient which allows for straight-line rent expense over the remaining term of the lease.

Revenue Recognition — The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a restaurant guest or other customer. Revenues from restaurant operations are presented net of discounts, coupons, employee meals and complimentary meals and recognized when food, beverage and retail products are sold. Sales tax collected from customers is excluded from sales and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities. Catering service revenue is generated through contracts with customers whereby the customer agrees to pay a contract rate for the service. Revenues from catered events are recognized in income upon satisfaction of the performance obligation (the date the event is held). All customer payments, including nonrefundable upfront deposits, are deferred as a liability until such time. The Company recognized $14,775,000 and $11,812,000 in catering services revenue for the years ended September 30, 2023 and October 1, 2022, respectively. Unearned revenue which is included in accrued expenses and other current liabilities on the consolidated balance sheets as of September 30, 2023 and October 1, 2022 was $5,962,000 and $5,534,000, respectively.

Revenues from gift cards are deferred and recognized upon redemption. Deferrals are not reduced for potential non-use as we generally have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions in which they are sold. As of September 30, 2023 and October 1, 2022, the total liability for gift cards in the amounts of approximately $340,000 and $309,000, respectively, are included in accrued expenses and other current liabilities in the consolidated balance sheets.

Other revenues include purchase service fees which represent commissions earned by a subsidiary of the Company for providing services to other restaurant groups, as well as license fees, property management fees and other rentals.

Occupancy Expenses — Occupancy expenses include rent, rent taxes, real estate taxes, insurance and utility costs.

Defined Contribution Plan — The Company offers a defined contribution savings plan (the "Plan") to all of its full-time employees. Eligible employees may contribute pre-tax amounts to the Plan subject to the Internal Revenue Code limitations. Company contributions to the Plan are at the discretion of the Board of Directors. During the years ended September 30, 2023 and October 1, 2022, the Company did not make any contributions to the Plan.

Income Taxes — Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Non-controlling interests relating to the income or loss of consolidated partnerships includes no provision for income taxes as any tax liability related thereto is the responsibility of the individual minority investors.

Income Per Share of Common Stock — Basic net income per share is calculated on the basis of the weighted average number of common shares outstanding during each period. Diluted net income per share reflects the additional dilutive effect of potentially dilutive shares (principally those arising from the assumed exercise of stock options). The dilutive effect of stock options is reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, if the average market price of a share of common stock increases above the option's exercise price, the proceeds that would be assumed to be realized from the exercise of the option would be used to acquire outstanding shares of common stock. The dilutive effect of awards is directly correlated with the fair value of the shares of common stock.

Stock-Based Compensation — Stock-based compensation represents the cost related to stock-based awards granted to employees and non-employee directors. The Company measures stock-based compensation at the grant date based on the estimated fair value of the award and recognize the cost (net of estimated forfeitures) as compensation expense on a straight-line basis over the requisite service period. Upon exercise of options, all excess tax benefits and tax deficiencies resulting from the difference between the deduction for tax purposes and the stock-based compensation cost recognized for financial reporting purposes are included as a component of income tax expense.

Effect of Accounting Pronouncements Adopted in 2023 and Those to be Adopted in Future Periods — We reviewed the accounting pronouncements adopted in 2023, as well as all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on our consolidated financial statements.

2. **CONSOLIDATION OF VARIABLE INTEREST ENTITIES**

The Company consolidates any variable interest entities in which it holds a variable interest and is the primary beneficiary. Generally, a variable interest entity, or VIE, is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group the holders of the equity investment at risk lack (i) the ability to make decisions about an entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. The primary beneficiary of a VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Company has determined that it is the primary beneficiary of three VIEs and, accordingly, consolidates the financial results of these entities. Following are the required disclosures associated with the Company's consolidated VIEs:

	September 30, 2023		October 1, 2022
	(in thousands)		
Cash and cash equivalents	$ 564	$	834
Accounts receivable	169		140
Inventories	47		38
Prepaid and refundable income taxes	204		278
Prepaid expenses and other current assets	31		17
Due from Ark Restaurants Corp. and affiliates (1)	58		400
Fixed assets - net	216		212
Operating lease right-of-use assets - net	1,796		2,076
Other assets	11		11
Total assets	$ 3,096	$	4,006
Accounts payable - trade	$ 93	$	135
Accrued expenses and other current liabilities	331		417
Current portion of operating lease liabilities	298		272
Operating lease liabilities, less current portion	1,623		1,921
Total liabilities	2,345		2,745
Equity of variable interest entities	751		1,261
Total liabilities and equity	$ 3,096	$	4,006

(1) Amounts due from Ark Restaurants Corp. and affiliates are eliminated upon consolidation.

The liabilities of $2,345,000 and $2,745,000 at September 30, 2023 and October 1, 2022, respectively, recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets and creditors of the VIEs do not have recourse to the general credit of the Company; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, the assets of $3,096,000 and $4,006,000 at September 30, 2023 and October 1, 2022, respectively, recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets; rather, these assets can be used only to settle obligations of the three VIEs.

3. **RECENT RESTAURANT EXPANSION AND OTHER DEVELOPMENTS**

On April 8, 2022, the Company extended its lease for *Gallagher's Steakhouse* at the New York-New York Hotel and Casino in Las Vegas, NV through December 31, 2032. In connection with the extension, the Company agreed to spend a minimum of $1,500,000 to materially refresh the premises by April 30, 2023 (as extended from September 30, 2022 due to supply chain issues). Accordingly, the property was substantially closed for renovation on February 5, 2023 and reopened on April 28, 2023. The total cost of the refresh was approximately $1,900,000.

On June 24, 2022, the Company extended its lease for *America* at the New York-New York Hotel and Casino in Las Vegas, NV through December 31, 2033. In connection with the extension, the Company has agreed to spend a minimum of $4,000,000 to materially refresh the premises by December 31, 2024, subject to various extensions as set out in the agreement. No amounts have been expended to date related to this refresh.

On July 21, 2022, the Company extended its lease for the *Village Eateries* at the New York-New York Hotel and Casino in Las Vegas, NV through December 31, 2034. As part of this extension, the *Broadway Burger Bar and Grill* and *Gonzalez y Gonzalez*, were carved out of the *Village Eateries* footprint and the extended date for those two locations is December 31, 2033. In connection with the extension, the Company has agreed to spend a minimum of $3,500,000 to materially refresh all three of these premises by March 31, 2024 (as extended from June 30, 2023), subject to various extensions as set out in the agreement. To date approximately $300,000 has been spent on this refresh.

Each of the above refresh obligations are to be consistent with designs approved by the landlord which shall not be unreasonably withheld. We have and will continue to pay all rent as required by the leases without abatement during construction. Note that our substantial completion of work set forth in plans approved by the landlord shall constitute our compliance with the requirements of the completion deadlines, regardless of whether or not the amount actually expended in connection therewith is less than the minimum.

On September 19, 2023, the Company extended the lease for its corporate office through December 31, 2038. The amended lease provides for rents, beginning on January 1, 2024, approximately 19% lower than the Company is currently paying. The lease also provides for, among other things, the ability for the Company to vacate the premises upon 12 months' notice.

4. RECENT RESTAURANT DISPOSITIONS

On July 5, 2022, the Company terminated its lease for *Lucky 7* at the Foxwoods Resort Casino. The closure did not result in a material change to the Company's operations.

During the 26 weeks ended April 1, 2023, the Company dissolved the entity which owned *Clyde Frazier's Wine and Dine*, which was closed in September of 2021. In connection with the dissolution, the Company reclassified the remaining non-controlling interest balance to additional paid-in capital.

5. INVESTMENT IN AND RECEIVABLE FROM NEW MEADOWLANDS RACETRACK

On March 12, 2013, the Company made a $4,200,000 investment in the New Meadowlands Racetrack LLC ("NMR") through its purchase of a membership interest in Meadowlands Newmark, LLC, an existing member of NMR with a then 63.7% ownership interest. On November 19, 2013, the Company invested an additional $464,000 in NMR through a purchase of an additional membership interest in Meadowlands Newmark, LLC resulting in a total ownership of 11.6% of Meadowlands Newmark, LLC, and an effective ownership interest in NMR of 7.4%, subject to dilution. In 2015, the Company invested an additional $222,000 in NMR and on February 7, 2017, the Company invested an additional $222,000 in NMR, both as a result of capital calls, bringing its total investment to $5,108,000 with no change in ownership. The Company accounts for this investment at cost, less impairment, adjusted for subsequent observable price changes in accordance with Accounting Standards Update ("ASU") No. 2016-01. There are no observable prices for this investment.

During the years ended September 30, 2023 and October 1, 2022, the Company received distributions from NMR in the amounts of $52,000 and $421,000, respectively, which are included in other income in the consolidated statements of operations for the years then ended.

The Company evaluated its investment in NMR for impairment and concluded that its fair value exceeds the carrying value. Accordingly, the Company did not record any impairment during the year ended September 30, 2023 and October 1, 2022. Any future changes in the carrying value of our investment in NMR will be reflected in earnings.

In addition to the Company's ownership interest in NMR through Meadowlands Newmark, LLC, if casino gaming is approved at the Meadowlands and NMR is granted the right to conduct said gaming, neither of which can be assured, the Company shall be granted the exclusive right to operate the food and beverage concessions in the gaming facility with the exception of one restaurant.

In conjunction with this investment, the Company, through a 97% owned subsidiary, Ark Meadowlands LLC ("AM VIE"), also entered into a long-term agreement with NMR for the exclusive right to operate food and beverage concessions serving the new raceway facilities (the "Racing F&B Concessions") located in the new raceway grandstand constructed at the Meadowlands Racetrack in northern New Jersey. Under the agreement, NMR is responsible to pay for the costs and expenses incurred in the operation of the Racing F&B Concessions, and all revenues and profits thereof inure to the benefit of NMR. AM VIE receives an annual fee equal to 5% of the net profits received by NMR from the Racing F&B Concessions during each calendar year. AM VIE is a variable interest entity; however, based on qualitative consideration of the contracts with AM VIE, the operating structure of AM VIE, the Company's role with AM VIE, and that the Company is not obligated to absorb expected losses of AM VIE, the Company has concluded that it is not the primary beneficiary and not required to consolidate the operations of AM VIE.

The Company's maximum exposure to loss as a result of its involvement with AM VIE is limited to a receivable from AM VIE's primary beneficiary (NMR, a related party). As of September 30, 2023 and October 1, 2022, $11,000 and $22,000 were due AM VIE by NMR.

On April 25, 2014, the Company loaned $1,500,000 to Meadowlands Newmark, LLC. The note bears interest at 3%, compounded monthly and added to the principal, and is due in its entirety on January 31, 2024. The note may be prepaid, in whole or in part, at any time without penalty or premium. The principal and accrued interest related to this note in the amounts of $1,399,000 and $1,357,000, are included in Investment In and Receivable From New Meadowlands Racetrack in the consolidated balance sheets at September 30, 2023 and October 1, 2022, respectively. On April 30, 2023, the due date of the note was extended to June 30, 2029.

6. FIXED ASSETS

Fixed assets consist of the following:

	September 30, 2023		October 1, 2022	
	(in thousands)			
Land and building	$	18,393	$	18,033
Building and leasehold improvements		44,308		43,054
Furniture, fixtures and equipment		39,025		36,554
Construction in progress		127		355
		101,853		97,996
Less: accumulated depreciation and amortization		67,539		63,314
Fixed Assets - Net	$	34,314	$	34,682

Depreciation and amortization expense related to fixed assets for the years ended September 30, 2023 and October 1, 2022 was $4,225,000 and $4,193,000, respectively.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment.

7. GOODWILL, TRADEMARKS AND INTANGIBLE ASSETS

Goodwill and Trademarks

Goodwill and trademarks are not amortized, but are subject to impairment analysis. We assess the potential impairment of goodwill and trademarks annually (at the end of our fourth quarter) and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If we determine through the impairment review process that goodwill or trademarks are impaired, we record an impairment charge in our consolidated statements of operations.

In performing its goodwill impairment test as of September 30, 2023, the Company determined that a triggering event had occurred. Due to the volatility of the Company's stock price in the fourth quarter of fiscal 2023, the upcoming expiration of the current *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* leases on April 30, 2025 and the related requests for proposals from the landlord for both locations received in July 2023 and September 2023, respectively (see Note 11 - Commitments and Contingencies to the Consolidated Financial Statements), the Company determined that there were indicators of potential impairment of its goodwill as of September 30, 2023. As such, the Company performed a qualitative and quantitative assessment for its goodwill. The fair value of the equity was determined using the income approach. Given the relatively low volume of shares traded and the lack of reliable market data as of September 30, 2023, the Company determined the income approach provided the best approximation of fair value. In the income approach, we utilized a discounted cash flow analysis, which involved estimating the expected future after-tax cash flows generated and then discounting those cash flows to present value, reflecting the relevant risks associated with the achievement of projected cash flows, the possibility that the *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* leases may not be renewed beyond their expirations on April 30, 2025 (see Note 11 - Commitments and Contingencies), and the time value of money. This approach requires the use of significant estimates and assumptions, including forecasted revenue growth rates, forecasted cash flows from operations, and discount rates that reflect the risk inherent in the future cash flows.

Based on the impairment analysis, the carrying amount of our equity exceeded its estimated fair value, which indicated an impairment of the carrying value of our goodwill. Accordingly, during the fourth quarter of fiscal 2023, the Company recorded a goodwill impairment charge of $10,000,000, of which $8,000,000 was deductible for tax purposes and resulted in a deferred income tax benefit of $2,300,000. Such impairment has been attributed to factors such as, but not limited to, a decrease in the market price of the Company's common stock and lower than expected profitability in the fourth quarter of fiscal 2023.

The changes in the carrying amount of goodwill and trademarks for the years ended September 30, 2023 and October 1, 2022 are as follows:

	Goodwill		Trademarks	
	(in thousands)			
Balance as of October 2, 2021	$	17,440	$	4,220
Acquired during the year		—		—
Balance as of October 1, 2022		17,440		4,220
Acquired during the year		—		—
Impairment charge (1)		(10,000)		—
Balance as of September 30, 2023	$	7,440	$	4,220

(1) Accumulated impairment losses as of September 30, 2023 and October 1, 2022 were $10,000,000 and $0, respectively.

Intangibles

Intangible assets consist of the following:

	September 30, 2023		October 1, 2022	
	(in thousands)			
Purchased leasehold rights (a) - fully amortized	$	1,995	$	1,995
Noncompete agreements and other - 5-10 years		633		633
		2,628		2,628
Less accumulated amortization		2,441		2,356
Intangible Assets - Net	$	187	$	272

 (a) Purchased leasehold rights arose from acquiring leases and subleases of various restaurants.

Amortization expense related to intangible assets for the years ended September 30, 2023 and October 1, 2022 was $85,000 and $104,000, respectively. Amortization expense is expected to be $85,000 for fiscal 2024 and 2025 and $17,000 for fiscal 2026.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 30, 2023		October 1, 2022	
	(in thousands)			
Sales tax payable	$	765	$	916
Accrued wages and payroll related costs		4,487		5,517
Customer advance deposits		5,962		5,534
Accrued occupancy and other operating expenses		2,615		4,345
	$	13,829	$	16,312

9. LEASES

Other than locations where we own the underlying property, we lease our restaurant locations as well as our corporate office under various non-cancelable real-estate lease agreements that expire on various dates through 2046. We evaluate whether we control the use of the asset, which is determined by assessing whether we obtain substantially all economic benefits from the use of the asset, and whether we have the right to direct the use of the asset. If these criteria are met and we have identified a lease, we account for the contract under the requirements of Accounting Standards Codification 842.

Upon taking possession of a leased asset, we determine its classification as an operating or finance lease. All of our real estate leases are classified as operating leases. We do not have any finance leases as of September 30, 2023 or October 1, 2022. Generally, our real estate leases have initial terms ranging from 10 to 25 years and typically include renewal options. Renewal options are recognized as part of the ROU assets and lease liabilities if it is reasonably certain at the date of adoption that we would exercise the options to extend the lease. Our real estate leases typically provide for fixed minimum rent payments and/or contingent rent payments based upon sales in excess of specified thresholds. When the achievement of such sales thresholds are deemed to be probable, variable lease expense is accrued in proportion to the sales recognized during the period. For operating leases that include rent holidays and rent escalation clauses, we recognize lease expense on a straight-line basis over the lease term from the date we take possession of the leased property. We record the straight-line lease expense and any contingent rent, if applicable, in occupancy expenses in the consolidated statements of operations.

Many of our real estate leases also require us to pay real estate taxes, common area maintenance costs and other occupancy costs ("non-lease components") which are included in occupancy related expenses in the consolidated statements of operations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As there were no explicit rates provided in our leases, we used our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The components of lease expense in the consolidated statements of operations are as follows:

	September 30, 2023		October 1, 2022	
	(in thousands)			
Operating lease expense - occupancy expenses (1)	$	13,672	$	10,442
Occupancy lease expense - general and administrative expenses		334		461
Variable lease expense		4,184		6,498
Total lease expense	$	18,190	$	17,401

_____

(1) Includes short-term leases, which are immaterial.

34

Supplemental cash flow information related leases is as follows:

	September 30, 2023		October 1, 2022
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows related to operating leases	$ 18,669	$	14,633
Non-cash investing activities:			
ROU assets obtained in exchange for new operating lease liabilities	$ 3,860	$	53,530

The weighted average remaining lease terms and discount rate as of September 30, 2023 are as follows:

	Weighted Average Remaining Lease Term	Weighted Average Discount Rate
Operating leases	11.9 years	6.25 %

The annual maturities of our lease liabilities as of September 30, 2023 are as follows:

Fiscal Year Ending	Operating Leases
	(in thousands)
September 28, 2024	$ 13,941
September 27, 2025	12,881
October 3, 2026	12,143
October 2, 2027	11,960
September 30, 2028	12,057
Thereafter	79,284
Total future lease payments	142,266
Less imputed interest	(42,046)
Present value of lease liabilities	$ 100,220

10. NOTES PAYABLE

Long-term debt consists of the following:

	September 30, 2023	October 1, 2022
	(in thousands)	
Promissory Note - Rustic Inn purchase	$ 2,902	$ 3,187
Promissory Note - Shuckers purchase	—	3,655
Promissory Note - Oyster House purchase	—	2,873
Promissory Note - JB's on the Beach purchase	2,750	3,750
Promissory Note - Sequoia renovation	1,257	1,714
Promissory Note - Revolving Facility	—	7,166
Promissory Note - Blue Moon Fish Company	313	587
Paycheck Protection Program Loans	—	797
	7,222	23,729
Less: Current maturities	(1,987)	(6,575)
Less: Unamortized deferred financing costs	(95)	(65)
Long-term debt	$ 5,140	$ 17,089

Credit Facility

On March 30, 2023, the Company entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement"), with its lender, Bank Hapoalim B.M. ("BHBM"). This facility, which matures on June 1, 2025, replaced our revolving credit facility which was entered into in June 1, 2018 (the "Prior Credit Agreement"). Under the terms of the Credit Agreement: (i) a promissory note under the Prior Credit Agreement in the amount of $6,666,000 was repaid, (ii) BHBM established a new revolving credit facility in the amount of $10,000,000 with a commitment termination date of May 31, 2025, (iii) the Company may use the revolving commitments of BHBM to obtain letters of credit up to a sublimit thereunder of $1,000,000, and (iv) the LIBOR rate option for all borrowings was replaced with the secured overnight financing rate for U.S. Government Securities ("SOFR"). Advances under the Credit Agreement bear interest, at the Company's election at the time of the advance, at either BHBM's prime rate of interest plus a 0.45% spread or SOFR plus a 3.65% spread. In addition, there is a 0.30% per annum fee for any unused portion of the $10,000,000 revolving facility. As of September 30, 2023, no advances were outstanding under the Credit Agreement. As of September 30, 2023, the weighted average interest on the outstanding BHBM indebtedness was approximately 8.8%. The replacement of LIBOR with SOFR as a reference rate in our debt agreements did not have a material adverse effect on our financial position or materially affect our interest expense.

The Credit Agreement also requires, among other things, that the Company meet minimum quarterly tangible net worth amounts, maintain a minimum fixed charge coverage ratio and meet minimum annual net income amounts. The Credit Agreement contains customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions on liens, relating to other indebtedness, capital expenditures, liens, affiliate transactions, disposal of assets and certain changes in ownership. The Company was in compliance with all of its financial covenants under the Credit Agreement as of September 30, 2023 except for the minimum annual net income requirement (as a result of the non-cash goodwill impairment). On December 13, 2023, BHBM agreed to waive applicability of this covenant (and any breach arising therefrom) as of September 30, 2023.

Borrowings and all other obligations under the Credit Agreement (including amounts outstanding under the Existing Term Notes (discussed below)) are secured by all tangible and intangible personal property (including accounts receivable, inventory, equipment, general intangibles, documents, chattel paper, instruments, letter-of-credit rights, investment property, intellectual property and deposit accounts) and fixtures of the Company.

On March 30, 2023, in connection with entering into the Credit Agreement, the Company amended each of the following promissory notes to replace the interest rate benchmark based on LIBOR and related LIBOR-based mechanics with an interest rate benchmark based on SOFR, with such amendments becoming effective upon the expiration of the then applicable interest period (the "Notes Amendment Effective Date") and with the following terms:

- *Promissory Note – Rustic Inn purchase –* The principal amount of $4,400,000, which is secured by a mortgage on the *Rustic Inn* real estate, is payable in 27 equal quarterly installments of $71,333, commencing on September 1, 2018, with a balloon payment of $2,474,000 on June 1, 2025, and commencing on the Notes Amendment Effective Date, bears interest at SOFR plus 3.65% per annum.

- *Promissory Note – Shuckers purchase –* The principal amount of $5,100,000, which is secured by a mortgage on the *Shuckers* real estate, is payable in 27 equal quarterly installments of $85,000, commencing on September 1, 2018, with a balloon payment of $2,805,000 on June 1, 2025, and commencing on the Notes Amendment Effective Date, bears interest at SOFR plus 3.65% per annum. This note was paid in full on April 4, 2023.

- *Promissory Note – Oyster House purchase –* In connection with a prior refinancing, this note was amended and restated and separated into two notes. The first note, in the principal amount of $3,300,000, is secured by a mortgage on the *Oyster House Gulf Shores* real estate, is payable in 19 equal quarterly installments of $117,857, commencing on September 1, 2018, with a balloon payment of $1,060,716 on June 1, 2023, and commencing on the Notes Amendment Effective Date, bears interest at SOFR plus 3.65% per annum. The second note, in the principal amount of $2,200,000, is secured by a mortgage on the *Oyster House Spanish Fort* real estate, is payable in 27 equal quarterly installments of $36,667, commencing on September 1, 2018, with a balloon payment of $1,210,000 on June 1, 2025, and commencing on the Notes Amendment Effective Date, bears interest at SOFR plus 3.65% per annum. These notes were paid in full on April 4, 2023.

- *Promissory Note - JB's on the Beach purchase –* On May 15, 2019, the Company issued a promissory note under a prior revolving facility to BHBM for $7,000,000 which is payable in 23 equal quarterly installments of $250,000, commencing on September 1, 2019, with a balloon payment of $1,250,000 on June 1, 2025 and, commencing on the Notes Amendment Effective Date, bears interest at SOFR plus 3.65% per annum.

- *Promissory Note - Sequoia renovation –* Also on May 15, 2019, the Company converted $3,200,000 of prior revolving facility borrowings incurred in connection with the *Sequoia* renovation to a promissory note which is payable in 23 equal quarterly installments of $114,286, commencing on September 1, 2019, with a balloon payment of $571,429 on June 1, 2025 and, commencing on the Notes Amendment Effective Date, bears interest at SOFR plus 3.65% per annum.

Promissory Note - Blue Moon Fish Company

On December 1, 2020, the Company acquired a restaurant and bar named *Blue Moon Fish Company* located in Lauderdale-by-the-Sea, FL. In connection with the purchase the Company entered into a four-year note held by the sellers in the amount of $1,000,000 payable in monthly installments of $23,029 including interest at 5%.

Paycheck Protection Program Loans

During the year ended October 3, 2020, subsidiaries and consolidated VIEs (the "Borrowers") of the Company received loan proceeds from several banks (the "Lenders") in the aggregate amount of $14,995,000 (the "PPP Loans") under the Paycheck Protection Program (the "PPP") of the CARES Act, which was enacted March 27, 2020. In addition, during the 13 weeks ended April 3, 2021, one of our consolidated VIEs received a second draw PPP Loan in the amount of $111,000. The PPP Loans were evidenced by individual promissory notes of each of the Borrowers (together, the "Notes") in favor of the Lender, which Notes bore interest at the rate of 1.00% per annum. Funds from the PPP Loans were to be used only for payroll and related costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations that were incurred by a Borrower prior to February 15, 2020 (the "Qualifying Expenses"). Under the terms of the PPP Loans, some or all of the amounts thereunder, including accrued interest, were to be forgiven if they were used for Qualifying Expenses as described in and in compliance with the CARES Act. During the years ended September 30, 2023 and October 1, 2022, $272,000 and $2,420,000 of PPP Loans, respectively (including $6,000 and $65,000 of accrued interest, respectively), were forgiven. During the years ended September 30, 2023 and October 1, 2022, the Company made payments related to the unforgiven portion of PPP Loans in the aggregate amount of $531,000 and $1,571,000, respectively. As of September 30, 2023, no PPP Loans were outstanding; however, the Company was denied forgiveness of one PPP Loan in fiscal 2023 in the amount of $280,000 and accordingly such amount was repaid. The Company filed an appeal concurrent with the repayment, which was granted and the amount was forgiven and refunded to the Company in November 2023.

Deferred Financing Costs

Deferred financing costs incurred in the amount of $304,000 are being amortized over the life of the agreements using the effective interest rate method and included in interest expense. Amortization expense of $63,000 and $48,000 is included in interest expense for the years ended September 30, 2023 and October 1, 2022, respectively.

Maturities

As of September 30, 2023, the aggregate amounts of notes payable maturities are as follows (in thousands):

	BHBM		Blue Moon Note		Total	
2024	$	1,742	$	244	$	1,986
2025		5,167		69		5,236
	$	6,909	$	313	$	7,222

11. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases several restaurants, bar facilities, and administrative headquarters through its subsidiaries under terms expiring at various dates through 2046. Most of the leases provide for the payment of base rents plus real estate taxes, insurance and other expenses and, in certain instances, for the payment of a percentage of the restaurant's sales in excess of stipulated amounts at such facility and in one instance based on profits. In connection with one of our leases, the Company obtained and delivered an irrevocable letter of credit in the amount of approximately $542,000 as a security deposit under such lease.

The Company's leases for the *Bryant Park Grill & Cafe* and *The Porch at Bryant Park* expire on April 30, 2025. During July 2023 (for *Bryant Park Grill & Cafe)* and September 2023 (for *The Porch at Bryant Park)*, the Company received requests for proposals (the "RFPs") from the landlord which we responded to on October 25, 2023. The RFPs for both locations are for new 10-year agreements with one five-year renewal option. The landlord has not indicated when they will be making decisions as to the successful bidder(s).

Legal Proceedings — In the ordinary course its business, the Company is a party to various lawsuits arising from accidents at its restaurants and workers' compensation claims, which are generally handled by the Company's insurance carriers. The employment by the Company of management personnel, waiters, waitresses and kitchen staff at a number of different restaurants has resulted in the institution, from time to time, of litigation alleging violation by the Company of employment discrimination laws. Management believes, based in part on the advice of counsel, that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

On May 1, 2018, two former tipped service workers (the "Plaintiffs"), individually and on behalf of all other similarly situated personnel, filed a putative class action lawsuit (the "Complaint") against the Company and certain subsidiaries as well as certain officers of the Company (the "Defendants"). Plaintiffs alleged, on behalf of themselves and the putative class, that the Company violated certain of the New York State Labor Laws and related regulations. In December 2020, the parties reached a settlement agreement resolving all issues alleged in the Complaint, which received final approval by the New York State Supreme Court in October 2022, for approximately $600,000, which was previously accrued on the October 1, 2022 consolidated balance sheet. Under the terms of the court approved settlement agreement, settlement proceeds were distributed to the Plaintiffs in the first quarter of fiscal 2023.

12. STOCK OPTIONS

Prior to fiscal 2022, the Company had options outstanding under two stock option plans: the 2010 Stock Option Plan (the "2010 Plan") and the 2016 Stock Option Plan (the "2016 Plan"). Options granted under both plans are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted and expire ten years after the date of grant.

On March 15, 2022, the shareholders of the Company approved the Ark Restaurants Corp. 2022 Stock Option Plan (the "2022 Plan"). Effective with this approval, the Company terminated the 2016 Plan along with the 63,750 authorized but unissued options under the 2016 Plan. Such termination did not affect any of the options previously issued and outstanding under the 2016 Plan, which remain outstanding in accordance with their terms. Under the 2022 Plan, 500,000 options were authorized for future grant and are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire ten years after the date of grant.

During the year ended September 30, 2023, no options to purchase shares of common stock were issued by the Company.

During the year ended October 1, 2022, options to purchase 22,500 shares of common stock at an exercise price of $17.80 per share were granted to employees and directors of the Company (the "2022 Grant"). Such options are exercisable as to 25% of the shares commencing on the first anniversary of the date of grant and 25% each year thereafter. The grant date fair value of these stock options was $4.53 per share and totaled approximately $102,000.

The Company generally issues new shares upon the exercise of employee stock options.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of the Company's stock, the expected life of the options and the risk-free interest rate. The assumptions used for the 2022 Grant include a risk-free interest rate of 3.2%, volatility of 49.7%, a dividend yield of 4.2% and an expected life of 10 years.

The following table summarizes stock option activity under all plans:

	2023					2022		
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value		Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, beginning of period	544,125	$ 19.63	6.1 years			596,476	$ 19.21	
Options:								
Granted	—					22,500	$ 17.80	
Exercised	(3,750)	$ 10.65				(48,851)	$ 14.40	
Canceled or expired	(69,125)	$ 20.50				(26,000)	$ 18.27	
Outstanding and expected to vest, end of period	471,250	$ 19.57	5.2 years	$ 413,000		544,125	$ 19.63	$ 840,000
Exercisable, end of period	310,125	$ 20.21	4.4 years	$ 207,000		302,125	$ 21.98	$ —
Shares available for future grant	477,500					477,500		

Compensation cost charged to operations for the years ended September 30, 2023 and October 1, 2022 for share-based compensation programs was approximately $314,000 and $298,000, respectively. The compensation cost recognized is classified as a general and administrative expense in the consolidated statements of operations.

As of September 30, 2023, there was approximately $228,000 of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a period of 3.5 years.

The following table summarizes information about stock options outstanding as of September 30, 2023:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual life (in years)
$10.65	90,000	$ 10.65	7.4	45,000	$ 10.65	7.4
$21.90	198,500	$ 21.90	6.6	99,250	$ 21.90	6.6
$22.50	108,250	$ 22.50	1.0	108,250	$ 22.50	1.0
$17.80	22,500	$ 17.80	9.2	5,625	$ 17.80	9.2
$19.61 - $22.30	52,000	$ 20.69	5.5	52,000	$ 20.81	5.5
	471,250	$ 19.57	5.2	310,125	$ 20.21	4.4

The Company also maintains a Section 162(m) Cash Bonus Plan. Under the Section 162(m) Cash Bonus Plan, compensation paid in excess of $1,000,000 to any employee who is the chief executive officer, or one of the three highest paid executive officers on the last day of that tax year (other than the chief executive officer or the chief financial officer) is not tax deductible.

13. INCOME TAXES

The Inflation Reduction Act of 2022 (the "Act") was signed into U.S. law on August 16, 2022. The Act includes various tax provisions, including an excise tax on stock repurchases, expanded tax credits for clean energy incentives, and a corporate alternative minimum tax that generally applies to U.S. corporations with average adjusted financial statement income over a three-year period in excess of $1 billion. The Company does not expect the Act to materially impact its financial statements.

On December 27, 2020, the Consolidated Appropriations Act of 2021 ("CAA") was enacted and provided clarification on the tax deductibility of expenses funded with PPP Loans as fully deductible for tax purposes. During the years ended September 30, 2023 and October 1, 2022, the Company recorded income of $272,000 and $2,420,000, respectively (including $6,000 and $65,000 of accrued interest, respectively), for financial reporting purposes related to the forgiveness of its PPP Loans. The forgiveness of these amounts is not taxable.

The provision for income taxes consists of the following:

	Year Ended	
	September 30, 2023	October 1, 2022
	(in thousands)	
Current provision (benefit):		
Federal	$ 319	$ 817
State and local	237	49
	556	866
Deferred provision (benefit):		
Federal	(237)	173
State and local	(383)	409
	(620)	582
	$ (64)	$ 1,448

The effective tax rate differs from the U.S. income tax rate as follows:

| | Year Ended | |
	September 30, 2023	October 1, 2022
	(in thousands)	
Provision at federal statutory rate (21%)	$ (1,139)	$ 2,440
State and local income taxes, net of tax benefits	(241)	275
Goodwill impairment	419	—
Gain on forgiveness of PPP Loans	(57)	(432)
Tax credits	(961)	(998)
Income (loss) attributable to non-controlling interest	(120)	(188)
Changes in tax rates	49	22
Change in valuation allowance	1,866	149
Other	120	180
	$ (64)	$ 1,448

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30, 2023	October 1, 2022
	(in thousands)	
Deferred tax assets:		
State net operating loss carryforwards	$ 5,170	$ 5,293
Lease liabilities	22,072	22,570
Deferred compensation	376	336
Tax credits	2,483	2,269
Other	511	604
Deferred tax assets, before valuation allowance	30,612	31,072
Valuation allowance	(3,273)	(1,407)
Deferred tax assets, net of valuation allowance	27,339	29,665
Deferred tax liabilities:		
Depreciation and amortization	(23,065)	(25,886)
Partnership investments	(188)	(271)
Prepaid expenses	(348)	(390)
Deferred tax liabilities	(23,601)	(26,547)
Net deferred tax assets	$ 3,738	$ 3,118

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. In the assessment of the valuation allowance, appropriate consideration was given to all positive and negative evidence including reversal of existing taxable temporary differences, forecasts of future earnings and the duration of statutory carryforward periods. The Company recorded a valuation allowance of $3,273,000 and $1,407,000 as of September 30, 2023 and October 1, 2022, respectively, attributable to certain federal tax credits and state and local net operating loss carryforwards which are not realizable on a more-likely-than-not basis. During the year ended September 30, 2023, the Company's valuation allowance increased by approximately $1,803,000 related to certain general business credit carryforwards that are not expected to be realized on a more-likely-than-not basis. During the year ended October 1, 2022, the Company's valuation allowance increased by approximately $149,000 as the Company determined that certain state net operating losses became unrealizable on a more-likely-than-not basis due to certain restaurant closures in the related period.

As of September 30, 2023, the Company had General Business Credit carryforwards of approximately $2,557,000 which expire through fiscal 2041. In addition, as of September 30, 2023, the Company has New York State net operating loss carryforwards of approximately $27,453,000 and New York City net operating loss carryforwards of approximately $24,933,000 that expire through fiscal 2041.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits excluding interest and penalties is as follows:

	September 30, 2023		October 1, 2022	
	(in thousands)			
Balance at beginning of year	$	159	$	120
Additions based on tax positions taken in current and prior years		26		39
Decreases based on tax positions taken in prior years		—		—
Balance at end of year	$	185	$	159

The entire amount of unrecognized tax benefits if recognized would reduce our annual effective tax rate. For the years ended September 30, 2023 and October 1, 2022, there are no amounts accrued for the payment of interest and penalties. The Company does not expect a significant change to its unrecognized tax benefits within the next 12 months.

The Company files tax returns in the U.S. and various state and local jurisdictions with varying statutes of limitations. The 2020 through 2023 fiscal years remain subject to examination by the Internal Revenue Service and most state and local tax authorities.

14. INCOME PER SHARE OF COMMON STOCK

Basic earnings per share is computed by dividing net income attributable to Ark Restaurants Corp. by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to basic earnings per share, except that it reflects the effect of common shares issuable upon exercise of stock options, using the treasury stock method in periods in which they have a dilutive effect.

A reconciliation of shares used in calculating earnings per basic and diluted share follows:

	Year Ended	
	September 30, 2023	October 1, 2022
	(in thousands)	
Basic	3,601	3,556
Effect of dilutive securities:		
Stock options	—	47
Diluted	3,601	3,603

For the year ended September 30, 2023, the dilutive effect of options to purchase 471,250 shares of common stock at exercise prices ranging from $10.65 per share to $22.50 per share were not included in diluted earnings per share as their impact would have been anti-dilutive.

For the year ended October 1, 2022, the dilutive effect of options to purchase 329,125 shares of common stock at exercise prices ranging from $20.18 per share to $22.50 per share were not included in diluted earnings per share as their impact would have been anti-dilutive.

15. DIVIDENDS

On November 9, 2022, February 9, 2023, May 9, 2023 and August 8, 2023, the Board of Directors of the Company (the "Board") declared quarterly cash dividends of $0.125, $0.125, $0.1875 and $0.1875, respectively, per share, which were paid on December 13, 2022, March 14, 2023, June 13, 2023 and September 13, 2023 to the stockholders of record of the Company's common stock at the close of business on November 30, 2022, February 28, 2023, May 31, 2023 and August 31, 2023. Future decisions to pay or to increase or decrease dividends are at the discretion of the Board and will depend upon operating performance and other factors.

16. RELATED PARTY TRANSACTIONS

Employee receivables totaled approximately $328,000 and $440,000 at September 30, 2023 and October 1, 2022, respectively. Such amounts consist of loans that are payable on demand, bear interest at the minimum statutory rate (5.12% at September 30, 2023 and 3.05% at October 1, 2022), and are net of reserves for collectability.

17. SUBSEQUENT EVENTS

On November 8, 2023, the Board of Directors declared a quarterly cash dividend of $0.1875 per share to be paid on December 13, 2023 to shareholders of record of the Company's common stock at the close of business on November 30, 2023.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael Weinstein
Chairman and Chief Executive Officer

Anthony J. Sirica
President, Chief Financial Officer and Treasurer

Vincent Pascal
Senior Vice President and Chief Operating Officer

Marcia Allen
Chief Executive Officer, Allen & Associates

Jessica Kates
Co-Founder and Managing Partner of Rellevant Partners LLC

Bruce R. Lewin
Former President of Continental Hosts, Ltd.

Stephen Novick
Senior Advisor, Andrea and Charles Bronfman Philanthropies

Steve Shulman
President, Managing Director, Hampton Group Inc.

EXECUTIVE OFFICES

85 Fifth Avenue
New York, NY 10003
(212) 206-8800

AUDITORS

CohnReznick LLP
1301 Avenue of the Americas
New York, NY 10019

TRANSFER AGENT

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

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